UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 30, 2021 (November 23, 2021)

Benessere Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39836	85-3223033
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

78 SW 7th Street, Unit 800

Miami, FL 33130

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (561) 467-5200

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one Right and three-fourths of one Redeemable Warrant	BENEU	The NASDAQ Stock Market LLC
Class A Common Stock, par value $0.0001 per share	BENE	The NASDAQ Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common Stock	BENER	The NASDAQ Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share Class A Common Stock for $11.50 per share	BENEW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

On November 23, 2021, Benessere Capital Acquisition Corp. a Delaware corporation (“Benessere” or the “Registrant”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among (i) Benessere, (ii) BCAC Holdings Inc., a Delaware corporation (“Pubco”), (iii) BCAC Purchaser Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), (iv) BCAC Company Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“Company Merger Sub”), (v) BCAC Purchaser Rep LLC, a Delaware limited liability company (the “Purchaser Representative”), in the capacity as the representative for the equity holders of Pubco (other than certain holders of securities of eCombustible, defined below), (vi) Jorge Arevalo in the capacity as the representative for certain security holders of eCombustible (the “Seller Representative”) and (vii) eCombustible Energy LLC, a Delaware limited liability company (“eCombustible”). The Company Merger Sub and Purchaser Merger Sub are together and collectively known as the “Merger Subs”, and the Merger Subs together and collectively with Benessere and Pubco, are known as the “Purchaser Parties.” Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

The Merger Agreement provides for two mergers: (i) the merger of Purchaser Merger Sub with and into the Benessere, with Benessere continuing as the surviving entity (the “Purchaser Merger”), and (ii) the merger of Company Merger Sub with and into eCombustible, with eCombustible continuing as the surviving entity (the “Company Merger”, and together and collectively, with the Purchaser Merger, the “Mergers”). As a result of the Mergers, Benessere and eCombustible will become wholly-owned subsidiaries of Pubco, and Pubco will become a publicly traded company (the “Business Combination”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Mergers (the “Effective Time”), among other things, the following shall occur: (a) the holder of each issued and outstanding Benessere unit shall be deemed to hold one (1) share of Benessere common stock and three-fourths (3/4) of one (1) Benessere warrant, and all such Benessere securities shall be converted as provided below; (b) each issued and outstanding share of Benessere common stock will be converted automatically into the right to receive one (1) share of Pubco common stock; (c) each issued and outstanding Benessere warrant shall be automatically converted into one Pubco warrant; (d) each issued and outstanding membership interest unit of eCombustible (“each an eCombustible Unit”) will be converted automatically into the right to receive a pro rata portion of the Merger Consideration (as defined below); and (e) each outstanding eCombustible convertible security that is not a eCombustible Unit, if not exercised or converted prior to the Effective Time, shall be canceled, retired and terminated.

BCAC Purchaser Rep LLC is serving as the Purchaser Representative under the Merger Agreement, and in such capacity will represent the interests of Pubco’s stockholders (other than the Company Security Holders) after the Effective Time with respect to certain matters under the Merger Agreement, including the determination of any Merger Consideration (as defined below) adjustments, issues regarding the Closing Statement or indemnification claims made against eCombustible and related parties after the Closing. Jorge Arevalo is serving as the Seller Representative under the Merger Agreement, and in such capacity will represent the interests of the holders of eCombustible securities (the “eCombustible Securityholders”) with respect to certain matters under the Merger Agreement, including the determination of any Merger Consideration adjustments, issues regarding the Closing Statement or indemnification claims made against eCombustible and related parties after the Closing.

Merger Consideration

The aggregate merger consideration to be paid pursuant to the Merger Agreement to the Company Security Holders as of the Effective Time will be an amount equal to $805,000,000, subject to adjustments for eCombustible’s closing debt, net of adjustments for working capital, net debt and transaction expenses (the “Merger Consideration”), plus the additional contingent right to receive the Earnout Shares (as defined below) after the Closing, as described below. The Merger Consideration to be paid to the Company Security Holders will be paid solely by the delivery of new shares of Pubco common stock, with each valued at the price per share (the “Redemption Price”) at which each share of Benessere common stock is redeemed or converted pursuant to the redemption by Benessere of its public stockholders in connection with Benessere’s initial business combination, as required by Benessere’s amended and restated certificate of incorporation and by-laws and Benessere’s initial public offering prospectus (the “Redemption”). The Merger Consideration will be subject to a true-up adjustment procedure commencing within 90 days after the Closing.

The Merger Consideration will be allocated among the Company Security Holders pro rata based on the number of eCombustible Units owned by each such holder; provided, however, that the Merger Consideration otherwise payable to the Company Security Holders is subject to purchase price adjustments and also to reduction for indemnification obligations.

Earnout

In addition to the Merger Consideration set forth above, the Company Security Holders will also have a contingent right to receive up to an additional 59,000,000 shares of Pubco common stock (the “Earnout Shares”) after the Closing based on the price performance of the Pubco common stock during the 30-month period following the Closing Date (the “Earnout Period”). The Earnout Shares shall be earned and payable during the Earnout Period as follows:

•

if the dollar volume-weighted average price (“VWAP”) of Pubco’s common stock equals or exceeds $12.50 per share for any 20 out of any 30 consecutive trading days, Pubco shall issue to the Company Security Holders an aggregate of 29,500,000 Earnout Shares; and

•

if the VWAP of Pubco’s common stock equals or exceeds $15.00 per share for any 20 out of any 30 consecutive trading days, the Pubco shall issue to the Company Security Holders an aggregate of an additional 29,500,000 Earnout Shares.

If there is a determination that the Company Security Holders are entitled to receive Earnout Shares pursuant to the Merger Agreement, such Earnout Shares will be allocated pro rata among the Company Security Holders. The number of shares of Pubco common stock constituting any Earnout Share payments shall be equitably adjusted for any stock splits, stock dividends, combinations, recapitalizations and the like after the Closing.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by each of Benessere, eCombustible, Pubco and the Merger Subs. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. The representations and warranties made by the various parties survive until 6 months after the Closing, except that fraud claims will survive until the expiration of the applicable statute of limitations.

Indemnification

After the Closing, the Company Security Holders and their respective successors and assigns are required to severally, and not jointly, indemnify Pubco and its Subsidiaries and each of their respective successors and assigns for any Loss from (a) a breach of (i) any representations or warranties of eCombustible in the Merger Agreement, or certificate delivered by it, any Company Security Holder or the Seller Representative, (ii) any covenants or agreements on the part of eCombustible, (iii) any post-Closing covenants of the parties or (b) any Action by Person(s) who were holders of equity securities of a eCombustible or its subsidiaries arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities (in each case excluding any claims under the Merger Agreement).

Except for Fraud Claims and certain fundamental representations and warranties, indemnification claims for are subject to an aggregate basket of $500,000 before any indemnification claims can be made, at which point the applicable indemnifying parties will be responsible for all claims from the first dollar of losses.

The maximum aggregate amount of indemnification payments to which the Indemnifying Parties will be obligated to pay (excluding Fraud Claims) is $10,000,000, and in the case of Fraud Claims, shall be limited to an amount equal to the Merger Consideration actually paid (based on the Redemption Price).

Covenants of the Parties

Each party agreed to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms and conditions, as well as certain customary covenants, regarding such matters as confidentiality and publicity, that will continue after the termination of the Merger Agreement.

The parties also agreed to take all necessary action so that the board of directors of Pubco following the Closing will consist of seven individuals, a majority of whom shall be independent directors in accordance with Nasdaq requirements, as follows: (i) if the Purchaser Closing Cash is equal to or greater than $50,000,000, (A) two (2) persons designated by Benessere prior to the Closing (the “Purchaser Directors”), at least one (1) of whom shall be an independent director under Nasdaq rules, and (B) five (5) persons that are designated by eCombustible prior to the Closing (the “Company Directors” and, together with Purchaser Director, the “Post-Closing Directors”), at least three (3) of whom shall be independent directors under Nasdaq rules; or (ii) if the Purchaser Closing Cash is less than $50,000,000, (X) one (1) Purchaser Director, who shall be an independent director under Nasdaq rules, and (Y) six (6) Company Directors, at least three (3) of whom shall be independent directors under Nasdaq rules. In addition, the initial chairperson of the Post-Closing Pubco Board will be Jorge Arevalo.

The Merger Agreement and the consummation of the transactions contemplated thereby require the approval of both Benessere’s stockholders and the members of eCombustible. In connection with the Merger, Benessere and Pubco agreed to prepare, with the reasonable assistance of eCombustible, and file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as may be amended, the “Registration Statement”) containing a prospectus/proxy statement registering the issuance of Pubco securities in the Merger under the Securities Act of 1933, as amended (the “Securities Act”), and soliciting proxies from the Benessere stockholders for use at a special meeting to approve the Merger Agreement and the transactions contemplated therein.

Each of the parties also agreed not to solicit or enter into any alternative competing transactions during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Closing.

Conditions to Consummation of the Merger

The obligations of the Parties to consummate the Merger is subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Merger Agreement and the transactions contemplated thereby and related matters by the requisite vote of Benessere’s stockholders and eCombustible’s members; (ii) expiration of the applicable waiting period under any applicable antitrust laws; (iii) receipt of requisite regulatory approvals and requisite third party consents; (iv) no law or order preventing or prohibiting the Mergers or the other transactions contemplated by the Merger Agreement; (v) no pending litigation to enjoin or restrict the consummation of the Closing; (vi) Benessere having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the Redemption; (vii) the election or appointment of members to Pubco’s board of directors in accordance with the Merger Agreement; (viii) the shares of Pubco common stock shall have been accepted for listing on Nasdaq and (ix) the effectiveness of the Registration Statement.

Unless waived by eCombustible, the obligation of eCombustible to consummate the Mergers is subject to the satisfaction of certain Closing conditions, including, among other customary conditions, that Pubco shall have amended and restated its charter. Unless waived by Benessere, the obligations of Benessere and the other Purchaser Parties to consummate the Mergers are subject to the satisfaction of certain closing conditions, including, among other customary conditions, that Benessere shall have received evidence that eCombustible has terminated and canceled in full all outstanding Convertible Securities and executed copies of certain ancillary documents, including employment agreements for certain key employees, the non-competition agreements from selected Management Company Holder(s), transmittal letters and the lock-up agreements.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, by mutual agreement, or by written notice by either Benessere or eCombustible if the Closing has not occurred on or prior to May 23, 2022 (subject to extension). The Merger Agreement may also be terminated (a) for a breach by the other party of its representations, warranties or covenants such that the related Closing condition would not be met, (b) due to a Material Adverse Effect on the other party following the date of the Merger Agreement which is uncured and continuing or (c) if either party fails to obtain sufficient stockholder approval (or in the case of eCombustible, member approval).

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, termination and termination fees (as described below), waiver of claims against the trust, and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for liability for any fraud claims or willful breach of the Merger Agreement prior to such termination.

In the event that the Merger Agreement is terminated by Benessere as a result of a breach by eCombustible of its representations, warranties or covenants such that the related Closing condition would not be met, then Benessere shall be entitled to receive a cash termination fee equal to $4,000,000 (payable as follows: (a) $2,000,000 payable within 10 Business Days after termination and (b) two quarterly installments of $1,000,000 due on the three-month anniversary and six-month anniversary, respectively, of such termination).

Trust Account Waiver

eCombustible and Seller Representative have agreed that each of them, and their respective Affiliates, will not have any right, title, interest or claim of any kind in or to any monies in Benessere’s trust account held for its public stockholders, and agreed not to, and has waived any right to, make any claim against the trust account (including any distributions therefrom directly or indirectly to public stockholders).

Qualified Summary

The sections above describing the Merger Agreement do not purport, and are not intended to, describe all of the terms and conditions thereof. The foregoing summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Related Ancillary Agreements

Voting Agreement

Simultaneously with the execution of the Merger Agreement, certain members of eCombustible entered into voting agreements with Benessere and eCombustible (the “Voting Agreement”). Under the Voting Agreement, such Company Unitholders of eCombustible agreed to vote all of their eCombustible Units in favor of the Merger Agreement and related transactions. These eCombustible members also agreed to take certain other actions in support of the Merger Agreement and related transactions, including cooperation with respect to the Registration Statement, and to refrain from taking such actions that would adversely impede the ability of the parties to perform the Merger Agreement.

The Voting Agreement also prevents transfers, except for certain permitted transfers, of the eCombustible Units held by the eCombustible member party thereto between the date of the Voting Agreement and the date of the Closing or earlier termination of the Mergers.

Sponsor Support Agreement

Simultaneously with the execution of the Merger Agreement, Benessere, Pubco, eCombustible and Benessere’s sponsor, ARC Global Investments LLC, a Delaware limited liability company (the “Sponsor”), entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor agreed to support the Mergers and to vote all of its shares of Benessere Class A common stock (and all other Benessere securities owned by the Sponsor, including founder shares consisting of Class B common stock, private rights and private warrants) in favor of the Merger Agreement and related transactions. The Sponsor also agreed to take certain other actions in support of the Merger Agreement and related transactions and to refrain from taking such actions that would adversely impede the ability of the parties to perform the Merger Agreement. The Sponsor Support Agreement also prevents transfers, except for certain permitted transfers, between the date of the Sponsor Support Agreement and the date of the Closing or earlier termination of the Mergers. The Sponsor also agreed to a lock-up provision whereby, subject to limited specified exceptions, the Sponsor will not for six months from the Closing (or, if earlier, (i) the date on which the closing sale price of a share of Pubco common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing or (ii) the date post-Closing on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction with an unaffiliated third party resulting in all of Pubco’s stockholders having the right to exchange their equity holdings in Pubco for cash, securities or other property) engage in any direct or indirect transfer or disposition of Pubco securities or Benessere securities or publicly disclose the intention to do so.

Qualified Summary

The sections above describing the Voting Agreement and Sponsor Support Agreement do not purport, and are not intended to, describe all of the terms and conditions thereof. The foregoing summary is qualified in its entirety by reference to the complete text of the Voting Agreement and Sponsor Support Agreement, copies of each of which are attached hereto as exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

Registration Rights and Lockup Agreements

Prior to the Closing, certain persons and entities who will be affiliates of Pubco upon the Closing and certain other stockholders of Pubco are expected to enter into a Registration Rights Agreement and a Lock-Up Agreement. Pursuant to the terms of such agreements, Pubco will be obligated to file a registration statement to register the resale of certain securities held by such holders, subject to certain requirements and customary conditions. In addition, Significant Company Holders will be required to enter into a Lock-Up Agreement as a condition to the Closing, providing that the securities of Pubco held by such holders will be locked-up for a period of time following the Closing.

The sections above describing the Registration Rights Agreement and the Lock-Up Agreement do not purport to, and are not intended to, describe all of the terms and conditions thereof. The foregoing summary is qualified in its entirety by reference to such agreements, to be completed and filed with the SEC at a later date.

Additional Information and Where to Find It

In connection with the Merger Agreement and the proposed Business Combination, the Registrant intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus. The Registrant’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Registrant, eCombustible, the Merger Agreement and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Registrant as of a record date to be established for voting on the Business Combination. Stockholders of the Registrant will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Benessere Capital Acquisition Corp., 78 SW 7th Street, Unit 800, Miami, FL 33130, Attention: Patrick Orlando.

Participants in the Solicitation

The Registrant, eCombustible and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from the Registrant’s stockholders with respect to the Business Combination. Investors and securityholders may obtain more detailed information regarding the names and interests in the Business Combination of the Registrant’s directors and officers in the Registrant’s filings with the SEC, including the Registration Statement, and such information with respect to eCombustible’s directors and executive officers will also be included in the Registration Statement.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between eCombustible and the Registrant, including (without limitation) statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, the implied enterprise value and pro forma ownership, future financial condition and performance of eCombustible and the combined company after the Closing and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, the level of redemptions of the Registrant’s public stockholders, the potential benefits of eCombustible’s solution for customers and potential customers, the products and markets of eCombustible and the expected future performance and market opportunities of eCombustible. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to, the following factors: (i) the risk that the Business Combination may not be completed in a timely manner, or at all, which may adversely affect the price of the Registrant’s securities; (ii) the risk that the Business Combination may not be completed by the Registrant’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Registrant; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Registrant; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (v) Registrant stockholder redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; (vi) the effect of the announcement or pendency of the Business Combination on eCombustible’s business relationships, operating results, prospects and business generally; (vii) risks that the proposed Business Combination disrupts current plans and operations of eCombustible; (viii) the outcome of any legal proceedings that may be instituted against eCombustible or against the Registrant related to the Merger Agreement or the proposed Business Combination; (ix) changes in the energy markets in which eCombustible competes, including with respect to its competitive landscape, technology evolution or regulatory changes, (x) changes in domestic and global general economic conditions; (xi) the risk that eCombustible is not able to recognize revenue for its products or secure additional contracts that generate revenue; (xii) the risk that eCombustible may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response; (xiv) risk that eCombustible may not be able to develop and maintain effective internal controls; (xv) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; and (xvi) risks related to competition in the markets in which eCombustible intends to compete; and (xvii) risks related to the early stage of eCombustible’s business; and (xviii) those factors discussed in the Registrant’s filings with the SEC and that that will be contained in the Registration Statement relating to the proposed Business Combination.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by the Registrant from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while the Registrant and eCombustible may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of the Registrant nor eCombustible gives any assurance that the Registrant or eCombustible, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K will also not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

2.1+	Agreement and Plan of Merger, dated as of November 23, 2021, by and among Benessere Capital Acquisition Corp., BCAC Holdings Inc., BCAC Purchaser Merger Sub Inc., BCAC Company Merger Sub LLC, BCAC Purchaser Rep LLC in the capacity of the Purchaser Representative thereunder, Jorge Arevalo in the capacity of Seller Representative thereunder and eCombustible Energy LLC

10.1	Form of Voting Agreement, dated November 23, 2021

10.2	Form of Sponsor Support Agreement, dated November 23, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

+

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish by supplement a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Benessere Capital Acquisition Corp.

Dated: November 30, 2021	By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: Chief Executive Officer

Exhibit 2.1

EXECUTION VERSION

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

BENESSERE CAPITAL ACQUISITION CORP.,

as the Purchaser,

BCAC HOLDINGS INC.,

as Pubco,

BCAC PURCHASER MERGER SUB INC.,

as Purchaser Merger Sub,

BCAC COMPANY MERGER SUB LLC,

as Company Merger Sub,

BCAC PURCHASER REP LLC,

in the capacity as the Purchaser Representative,

JORGE AREVALO,

in the capacity as the Seller Representative,

and

ECOMBUSTIBLE ENERGY LLC,

as the Company,

Dated as of November 23, 2021

i

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Sponsor Support Agreement
Exhibit C	Form of Letter of Transmittal
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Form of Non-Competition Agreement

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of November 23, 2021, by and among (i) Benessere Capital Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) BCAC Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Pubco”), (iii) BCAC Purchaser Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), (iv) BCAC Company Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with Purchaser Merger Sub, the “Merger Subs”, and the Merger Subs collectively with the Purchaser and Pubco, the “Purchaser Parties”), (v) BCAC Purchaser Rep LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined below) for the equity holders of Pubco (other than the Company Security Holders (as defined below) and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (vi) eCombustible Energy LLC, a Delaware limited liability company (the “Company”), and (vii) Jorge Arevalo, an individual, in the capacity as the representative from and after the Effective Time for the Company Security Holders in accordance with the terms and conditions of this Agreement (the “Seller Representative”). The Purchaser, Pubco, Purchaser Merger Sub, Company Merger Sub, the Purchaser Representative, the Company, and the Seller Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A. The Company, directly and indirectly through its subsidiaries, fabricates modular fuel supply units, through which it produces customized hydrogen-based fuel solutions and enters into long-term fuel supply contracts with customers with respect to such units and solutions;

B. Pubco is a newly incorporated Delaware corporation that is owned entirely by the Purchaser, and Pubco owns all of the issued and outstanding equity interests of Purchaser Merger Sub and Company Merger Sub, each of which is a newly organized entity formed for the sole purpose of effecting the Mergers (as defined below);

C. Upon the terms and subject to the conditions set forth herein, the Parties desire and intend to effect a business combination transaction pursuant to which (i) Purchaser Merger Sub will merge with and into the Purchaser, with the Purchaser continuing as the surviving entity (the “Purchaser Merger”), and with security holders of the Purchaser receiving securities of Pubco with terms substantially equivalent to the terms of the Purchaser Securities and (ii) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Company Merger”, and together with the Purchaser Merger, the “Mergers”), and with security holders of the Company receiving shares of common stock of Pubco, and as a result of which Mergers, the Purchaser and the Company will become wholly-owned subsidiaries of Pubco and Pubco will become a publicly traded company;

D. The Purchaser has received voting and support agreements in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by the Company and Company Unitholders representing in the aggregate the Required Company Unitholder Approval (as defined herein);

E. The boards of directors or sole members, as the case may be, of the Purchaser Parties have (a) determined that the Mergers are fair, advisable, and in the best interests of their respective companies, (b) approved this Agreement, the Ancillary Documents to which the respective Purchaser Party is or will be a party and the Mergers and (c) recommended, among other things, to the extent applicable, the adoption and approval of this Agreement, the Ancillary Documents to which the respective Purchaser Party is or will be a party and the Mergers by the holders of Purchaser Common Stock entitled to vote thereon (the “Purchaser Recommendation”);

F. As a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Pubco, the Sponsor, the Company and the Purchaser have entered into the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit B, pursuant to which, among other things, the Sponsor has agreed (i) to vote all of its Purchaser Common Stock in favor of the approval and (to the extent applicable) adoption of this Agreement, each applicable Ancillary Document, the transactions contemplated hereby and thereby (including the Mergers) and each other matter required to be approved or adopted by the Purchaser’s stockholders in order to effect the Mergers and the other transactions contemplated hereby, and (ii) to irrevocably waive any anti-dilution right or other protection with respect to the Purchaser Class B Common Stock that would result in the shares of Purchaser Class B Common Stock converting into other Purchaser Common Stock in connection with any of the transactions contemplated by this Agreement at a ratio greater than one-for-one; and

G. Certain capitalized terms used herein are defined in Article XI hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

THE MERGERS

1.1 The Purchaser Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”), Purchaser Merger Sub and the Purchaser shall consummate the Purchaser Merger, pursuant to which Purchaser Merger Sub shall be merged with and into the Purchaser, following which the separate corporate existence of Purchaser Merger Sub shall cease and the Purchaser shall continue as the surviving corporation in the Purchaser Merger. The Purchaser as the surviving corporation after the Purchaser Merger is hereinafter sometimes referred to as “Purchaser Surviving Subsidiary” (provided that references to the Purchaser for periods after the Effective Time shall include Purchaser Surviving Subsidiary).

1.2 The Company Merger. On the Closing Date, at the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the Delaware Limited Liability Company Act, as amended (the “DLLCA”), Company Merger Sub and the Company shall consummate the Company Merger, pursuant to which Company Merger Sub shall be merged with and into the Company, following which the separate limited liability company existence of Company Merger Sub shall cease and the Company shall continue as the surviving limited liability company in the Company Merger. The Company as the surviving limited liability company after the Company Merger is hereinafter sometimes referred to as “Company Surviving Subsidiary” (provided that references to the Company for periods after the Effective Time shall include Company Surviving Subsidiary), and together with Purchaser Surviving Subsidiary, the “Surviving Subsidiaries” (provided that, notwithstanding the Company Merger, the Company will not be included within the meaning of the term Purchaser Parties for purposes of this Agreement).

1.3 Effective Time. Subject to the conditions of this Agreement, on the Closing Date, the Parties shall (i) cause the Purchaser Merger to be consummated by filing a certificate of merger in form and substance reasonably acceptable to the Company and the Purchaser (the “Purchaser Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, and (ii) cause the Company Merger to be consummated by filing at the Closing a certificate of merger in form and substance reasonably acceptable to the Company and the Purchaser (the “Company Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA, with each of the Mergers to be consummated and effective simultaneously at 5:00 p.m. New York City time on the Closing Date or at such other date and/or time as may be agreed in writing by the Company and the Purchaser and specified in each of the Purchaser Certificate of Merger and the Company Certificate of Merger (the “Effective Time”).

1.4 Effect of the Mergers. At the Effective Time, the effect of the Mergers shall be as provided in this Agreement and the applicable provisions of the DGCL, the DLLCA and other applicable Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, agreements, privileges, powers and franchises of Purchaser Merger Sub and Company Merger Sub shall vest in Purchaser Surviving Subsidiary and Company Surviving Subsidiary, respectively, and all debts, liabilities, obligations and duties of Purchaser Merger Sub and Company Merger Sub shall become the debts, liabilities, obligations and duties of Purchaser Surviving Subsidiary and Company Surviving Subsidiary, respectively, including in each case the rights and obligations of each such Party under this Agreement and the Ancillary Documents from and after the Effective Time.

1.5 Governing Documents. At the Effective Time, (i) each of the certificate of incorporation and bylaws of Purchaser Merger Sub shall become the certificate of incorporation and bylaws of Purchaser Surviving Subsidiary, respectively, and (ii) each of the certificate of formation and the limited liability company agreement of Company Merger Sub shall become the certificate of formation and the limited liability company agreement of Company Surviving Subsidiary, respectively, except that the name of Company Surviving Subsidiary in such certificate of formation and limited liability company agreement shall be “eCombustible Energy LLC”.

1.6 Directors and Officers of the Surviving Subsidiaries. The Purchaser Parties shall take all action necessary so that at the Effective Time, (i) the board of directors and executive officers of Purchaser Surviving Subsidiary shall be the same as the board of directors and executive officers of Pubco, after giving effect to Section 5.16, and (ii) the executive officers of Company Surviving Subsidiary shall be the same as the executive officers of Pubco, after giving effect to Section 5.16.

1.7 Merger Consideration. As consideration for the Company Merger, the Company Security Holders as of the Effective Time collectively shall be entitled to receive from Pubco, in the aggregate, a number of shares of Pubco Common Stock with an aggregate value equal to (a) Eight Hundred Five Million U.S. Dollars ($805,000,000) minus (b) the amount, if any, by which the Target Net Working Capital Amount exceeds the Net Working Capital (but not less than zero), plus (c) the amount, if any, by which the Net Working Capital exceeds the Target Net Working Capital Amount (but not less than zero), minus (d) the amount of Closing Net Indebtedness, minus (e) the amount of any Transaction Expenses (such resulting amount, the “Merger Consideration”), with each share of Pubco Common Stock valued at the Redemption Price. The Merger Consideration shall be allocated among the Company Security Holders as if the Company had been liquidated in full for cash at the Effective Time in accordance with the Company’s Organizational Documents (each Company Security Holder’s portion of such Merger Consideration, its “Pro Rata Share”). After the Closing, the Merger Consideration otherwise payable to the Company Security Holders is subject to adjustment in accordance with Section 1.15 and reduction for the indemnification obligations of the Indemnifying Parties set forth in Article VI.

1.8 Effect of Purchaser Merger on Issued and Outstanding Securities of Purchaser and Purchaser Merger Sub. At the Effective Time, by virtue of the Purchaser Merger and without any action on the part of any Party or the holders of securities of any Purchaser Party or the Company:

(a) Purchaser Units. At the Effective Time, every issued and outstanding Purchaser Unit shall be automatically detached and the holder thereof shall be deemed to hold one (1) share of Purchaser Class A Common Stock and three-fourths (3/4) of one (1) Purchaser Warrant in accordance with the terms of the applicable Purchaser Unit, which underlying Purchaser Securities shall be converted in accordance with the applicable terms of this Section 1.8 below.

(b) Purchaser Common Stock. At the Effective Time, each issued and outstanding share of Purchaser Common Stock (other than those described in Section 1.8(e) below) shall be converted automatically into and thereafter represent the right to receive one share of Pubco Common Stock, following which, all shares of Purchaser Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of certificates previously evidencing shares of Purchaser Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as provided herein or required under applicable Law. Each certificate previously evidencing shares of Purchaser Common Stock (other than those described in Section 1.8(e) below) shall be exchanged for a certificate representing the same number of shares of Pubco Common Stock upon the surrender of such certificate in accordance with Section 1.11. To the extent required by Section 262 of the DGCL, each certificate formerly representing shares of Purchaser Common Stock owned by holders of Purchaser Common Stock who have validly elected to dissent from the Purchaser Merger pursuant to Section 262 of the DGCL shall thereafter represent only the right to receive fair value for their shares of Purchaser Common Stock in accordance with the applicable provisions of the DGCL.

(c) Purchaser Preferred Stock. At the Effective Time, each issued and outstanding share of Purchaser Preferred Stock (other than those described in Section 1.8(e) below), if any, shall be converted automatically into and thereafter represent the right to receive one share of Pubco Preferred Stock, following which, all shares of Purchaser Preferred Stock, if any, shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of certificates previously evidencing shares of Purchaser Preferred Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as provided herein or by Law. Each certificate previously evidencing shares of Purchaser Preferred Stock (other than those described in Section 1.8(e) below), if any shall be exchanged for a certificate representing the same number of shares of Pubco Preferred Stock. To the extent required by Section 262 of the DGCL, each certificate formerly representing shares of Purchaser Preferred Stock, if any, owned by holders of Purchaser Preferred Stock who have validly elected to dissent from the Purchaser Merger pursuant to Section 262 of the DGCL shall thereafter represent only the right to receive fair value for their shares of Purchaser Preferred Stock in accordance with the applicable provisions of the DGCL.

(d) Purchaser Warrants. At the Effective Time, each issued and outstanding Purchaser Public Warrant shall be converted into one Pubco Public Warrant and each issued and outstanding Purchaser Private Warrant shall be converted into one Pubco Private Warrant. At the Effective Time, the Purchaser Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Pubco Public Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Purchaser Public Warrants, and each of the Pubco Private Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Purchaser Private Warrants, except that in each case they shall represent the right to acquire shares of Pubco Common Stock in lieu of shares of Purchaser Class A Common Stock. At or prior to the Effective Time, Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Pubco Warrants remain outstanding, a sufficient number of shares of Pubco Common Stock for delivery upon the exercise of such Pubco Warrants.

(e) Treasury Stock. At the Effective Time, if there are any shares of capital stock of the Purchaser that are owned by the Purchaser as treasury shares or by any direct or indirect Subsidiary of Purchaser, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(f) Purchaser Merger Sub Stock. At the Effective Time, each share of common stock of Purchaser Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of Purchaser Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of Purchaser Surviving Subsidiary.

1.9 Effect of Company Merger on Issued Securities of the Company and Company Merger Sub. At the Effective Time, by virtue of the Company Merger and without any action on the part of any Party or the holders of securities of any Purchaser Party or the Company:

(a) Company Units. At the Effective Time, all Company Units issued and outstanding immediately prior to the Effective Time (other than the Company Units described in Section 1.9(b) below) shall be converted automatically into and thereafter represent solely the right to receive the Merger Consideration (as it may be adjusted after the Closing pursuant to Section 1.15), with each Company Unitholder receiving its Pro Rata Share of such Merger Consideration, following which, all Company Units shall cease to be outstanding and shall automatically be canceled and shall cease to exist. As of the Effective Time, each holder of Company Units shall cease to have any other rights with respect to the Company Units, except as otherwise provided herein or required under applicable Law.

(b) Treasury Interests. At the Effective Time, if there are any equity securities of the Company that are owned by the Company in treasury or by any direct or indirect Subsidiary of the Company, such equity interests shall be canceled and extinguished without any conversion thereof or payment therefor.

(c) Company Convertible Securities. Any outstanding Company Convertible Security, if not exercised or converted prior to the Effective Time, shall be canceled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into Company Units.

(d) Company Merger Sub Interests. At the Effective Time, all membership interests of Company Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal amount of membership interests of Company Surviving Subsidiary, with the same rights, powers and privileges as the membership interests so converted and shall constitute the only membership interests in Company Surviving Subsidiary.

1.10 Effect of Mergers on Issued and Outstanding Securities of Pubco. At the Effective Time, by virtue of the Mergers and without any action on the part of any Party or the holders of securities of any Purchaser Party or the Company, all of the shares of Pubco issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor.

1.11 Exchange Procedures.

(a) At the Effective Time, (i) the holders of the Purchaser Common Stock will surrender their stock certificates or other instruments representing the Purchaser Common Stock (collectively, the “Purchaser Certificates”) and (ii) the holders of the Company Units will surrender their membership certificates or other instruments representing the Company Units, if any, and written acknowledgement of the termination of their rights to such Company Units (collectively, the “Company Certificates”), or in the case of a lost, stolen or destroyed Purchaser Certificate or Company Certificate, upon delivery of Lost Certificate Affidavit (and indemnity, if required) in the manner provided in Section 1.11(g), to Pubco for cancellation together with any related documentation reasonably requested by Pubco in connection therewith.

(b) Certificates representing the shares of Pubco Common Stock shall be issued to the holders of Company Units and Purchaser Common Stock upon surrender of the Company Certificates and Purchaser Certificates as provided for herein or otherwise agreed by the Parties. Upon surrender of the Company Certificates and Purchaser Certificates (or in the case of a lost, stolen or destroyed Company Certificate or Purchaser Certificate, upon delivery of a Lost Certificate Affidavit (and indemnity, if required) in the manner provided in Section 1.11(g)) for cancellation to Pubco or to such other agent or agents as may be appointed by Pubco, Pubco shall issue, or cause to be issued, to each holder of the Company Certificates and Purchaser Certificates such certificates representing the number of shares of Pubco Common Stock for which their Company Units and Purchaser Common Stock, respectively, are exchangeable at the Effective Time and any dividends or distributions payable pursuant to Section 1.11(f), and the Company Certificates and the Purchaser

Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Company Certificates will be deemed, from and after the Effective Time, to evidence only the right to receive the applicable portion of the Merger Consideration (as it may be adjusted after the Closing pursuant to Section 1.15) pursuant to this Article I.

(c) If certificates representing the shares of Pubco Common Stock are to be issued in a name other than that in which the Company Certificates or Purchaser Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Company Certificates or Purchaser Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Pubco or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing the shares of Pubco Common Stock in any name other than that of the registered holder of the Company Certificates or Purchaser Certificates surrendered, or established to the satisfaction of Pubco or any agent designated by it that such tax has been paid or is not payable.

(d) Promptly after the date hereof, the Company shall send to each holder of Company Units a letter of transmittal for use in exchanging Company Certificates for the applicable portion of the Merger Consideration in the form attached hereto as Exhibit C (a “Letter of Transmittal”) (which shall specify that the delivery of share certificates in respect of the Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates to Pubco (or a Lost Certificate Affidavit)) for use in such exchange. Each Company Unitholder shall be entitled to receive its Pro Rata Share of the Merger Consideration in respect of the Company Units represented by the Company Certificate(s) (excluding any equity securities described in Section 1.9(b)), as soon as reasonably practicable after the Effective Time, but subject to the delivery to Pubco of the following items (collectively, the “Transmittal Documents”): (i) the Company Certificate(s) for its Company Units (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal and such other documents as may be reasonably requested by Pubco and (ii) a duly executed counterpart to a lock-up agreement with Pubco and the Purchaser Representative, effective as of the Effective Time, substantially in the form attached as Exhibit D hereto (each a “Lock-Up Agreement”). Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Merger Consideration attributable to such Company Certificate.

(e) Notwithstanding anything to the contrary contained herein, no fraction of a share of Pubco Common Stock will be issued by Pubco by virtue of this Agreement or the transactions contemplated hereby (including the Earnout Share Payments), and each Person who would otherwise be entitled to a fraction of a share of Pubco Common Stock (after aggregating all fractional shares of Pubco Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Pubco Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Pubco Common Stock.

(f) No dividends or other distributions declared or made with respect to Pubco Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates or Purchaser Certificates that have not yet been surrendered with respect to the shares of Pubco Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates or Purchaser Certificates shall surrender such certificates. Subject to applicable Law, following surrender of any such Company Certificates or Purchaser Certificates, Pubco shall promptly deliver to the record holders thereof, without interest, the certificates representing the shares of Pubco Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Pubco Common Stock.

(g) In the event any Company Certificate or Purchaser Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (a “Lost Certificate Affidavit) by the Person claiming such Company Certificate or Purchaser Certificate to be lost, stolen or destroyed and, if required by Pubco, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Pubco as indemnity against any claim that may be made against it with respect to such Company Certificate or Purchaser

Certificate, Pubco will issue or cause to be issued the number of shares of Pubco Common Stock for which such lost, stolen or destroyed Company Certificates or Purchaser Certificates are exchangeable at the Effective Time and any dividends or distributions payable pursuant to Section 1.11(f).

1.12 Tax Consequences. It is intended by the Parties that the Mergers shall, collectively, constitute a transaction described in Section 351 of the Code.

1.13 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Purchaser Surviving Subsidiary and Company Surviving Subsidiary with full right, title and possession to all assets, property, rights, agreements, privileges, powers and franchises of Purchaser Merger Sub and Company Merger Sub, respectively, the then current officers and directors of Purchaser Surviving Subsidiary, Company Surviving Subsidiary and Pubco shall take all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.14 Estimated Closing Statement. Not later than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement prepared by the Company’s chief executive officer (the “Estimated Closing Statement”) setting forth a good faith calculation of the Company’s estimate of the Closing Net Indebtedness, Net Working Capital and Transaction Expenses, in each case, as of the Reference Time, and the resulting Merger Consideration and shares of Pubco Common Stock to be issued by Pubco at the Closing (the “Merger Consideration Shares”) based on such estimates, in reasonable detail including for each component thereof, along with the amount owed to each creditor of any of the Target Companies, using the formula in Section 1.7, which Estimated Closing Statement shall be subject to review by the Purchaser. Promptly after delivering the Estimated Closing Statement to the Purchaser, the Company will meet with the Purchaser to review and discuss the Estimated Closing Statement and the Company will consider in good faith the Purchaser’s comments to the Estimated Closing Statement and make any appropriate adjustments to the Estimated Closing Statement prior to the Closing, which Estimated Closing Statement shall thereafter become the Estimated Closing Statement for all purposes of this Agreement. The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

1.15 Merger Consideration Adjustment.

(a) Within ninety (90) days after the Closing Date, Pubco’s Chief Financial Officer (the “CFO”) shall deliver to the Purchaser Representative and the Seller Representative a statement (the “Closing Statement”) setting forth (i) a consolidated balance sheet of the Target Companies as of the Reference Time and (ii) a good faith calculation of the Closing Net Indebtedness, Net Working Capital and Transaction Expenses, in each case, as of the Reference Time, and the resulting Merger Consideration and Merger Consideration Shares using the formula in Section 1.7. The Closing Statement shall be prepared, and the Closing Net Indebtedness, Net Working Capital, and Transaction Expenses and the resulting Merger Consideration and Merger Consideration Shares shall be determined in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

(b) After delivery of the Closing Statement, each of the Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, shall be permitted reasonable access to the books, records, working papers, files, facilities and personnel of the Target Companies relating to the preparation of the Closing Statement. The Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, may make inquiries of the CFO and related Pubco and Target Company personnel and advisors regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Pubco and the Company shall provide reasonable cooperation in connection therewith. If either the Seller Representative or the Purchaser Representative (each, a “Representative Party”) has any objections to the Closing Statement, such Representative Party shall deliver to the CFO and the other Representative Party a statement setting forth its objections thereto (in reasonable detail) (an “Objection

Statement”). If an Objection Statement is not delivered by a Representative Party within thirty (30) days following the date of delivery of the Closing Statement, then such Representative Party will have waived its right to contest the Closing Statement, all determinations and calculations set forth therein, and the resulting Merger Consideration and Merger Consideration Shares set forth therein. If an Objection Statement is delivered within such thirty (30) day period, then the Seller Representative and the Purchaser Representative shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Seller Representative and the Purchaser Representative do not reach a final resolution within such twenty (20) day period, then upon the written request of either Representative Party (the date of receipt of such notice by the other Party, the “Independent Expert Notice Date”), the Representative Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 1.15(c). For purposes hereof, the “Independent Expert” shall mean a mutually acceptable independent (i.e., no prior material business relationship with any party for the prior two (2) years) accounting firm appointed by the Purchaser Representative and the Seller Representative, which appointment will be made no later than ten (10) days after the Independent Expert Notice Date); provided, that if the Independent Expert does not accept its appointment or if the Purchaser Representative and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Independent Expert Notice Date, either Representative Party may require, by written notice to the other Representative Party, that the Independent Expert be selected by the Miami Regional Office of the AAA in accordance with the AAA’s procedures. The parties agree that the Independent Expert will be deemed to be independent even though a Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in this Section 1.15(b). The Parties acknowledge that any information provided pursuant to this Section 1.15(b) will be subject to the confidentiality obligations of Section 5.15.

(c) If a dispute with respect to the Closing Statement is submitted in accordance with this Section 1.15 to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 1.15(c). Each of the Seller Representative and the Purchaser Representative agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert will be borne by Pubco. Except as provided in the preceding sentence, all other costs and expenses incurred by the Seller Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Company Unitholders, and all other costs and expenses incurred by the Purchaser Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by Pubco. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by the Purchaser Representative and the Seller Representative to the Independent Expert and not on the Independent Expert’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by a Representative Party in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. Each of the Seller Representative and the Purchaser Representative will use their reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Representative Party will be entitled, as part of its presentation, to respond to the presentation of the other Representative Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Section 1.15. It is the intent of the parties hereto that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). The Seller Representative and the Purchaser Representative will request that the Independent Expert’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, and will be set forth in a written statement delivered to the Purchaser Representative and the Seller Representative. The Independent Expert’s final determination will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).

(d) For purposes hereof, the term “Adjustment Amount” shall mean (x) the Merger Consideration as finally determined in accordance with this Section 1.15, less (y) the Merger Consideration that was issued at the Closing pursuant to the Estimated Closing Statement.

(i) If the Adjustment Amount is a positive number, then Pubco shall, within ten (10) Business Days after such final determination of the Merger Consideration, issue to the Company Security Holders an additional number of shares of Pubco Common Stock equal to (x) the Adjustment Amount, divided by (y) the Redemption Price, with each Company Unitholder receiving its Pro Rata Share of such additional shares of Pubco Common Stock. Such additional shares of Pubco Common Stock shall be considered additional Merger Consideration under this Agreement and, with respect to Significant Company Holders, “Restricted Securities” under the Lock-Up Agreements.

(ii) If the Adjustment Amount is a negative number, then the Company Security Holders shall, within ten (10) Business Days after such final determination, forfeit and deliver to Pubco a number of shares of Pubco Common Stock equal to (x) the absolute value of the Adjustment Amount, divided by (y) the Redemption Price, with each Company Unitholder responsible for its Pro Rata Share of such shares of Pubco Common Stock. Pubco will cancel any shares of Pubco Common Stock transferred to it by the Company Security Holders promptly after its receipt thereof. If for any reason the Company Security Holders’ obligations hereunder cannot reasonably be fully satisfied by forfeiture and delivery of shares Pubco Common Stock, then the Company Security Holders may satisfy their obligations hereunder by delivery of cash or cash equivalents equal in value to any shortfall in delivery of shares of Pubco Common Stock, with each undelivered share of Pubco Common Stock valued at the Redemption Price.

1.16 Withholding of Tax. Pubco (or any other payor) shall be entitled (but not obligated except as required by applicable Law) to deduct and withhold from the consideration otherwise payable to the holders of Company Units or Purchaser Securities pursuant to this Agreement such amounts as Pubco shall determine in good faith are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of federal, state, local or foreign Tax Law. Prior to withholding, Pubco shall provide notice to holder of Company Units that withholding is required with respect to such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Company Units or Purchaser Securities, as applicable.

1.17 Earnout.

(a) After the Closing, subject to the terms and conditions set forth herein, the Company Security Holders shall have the contingent right to receive up to an aggregate maximum of 59,000,000 shares of Pubco Common Stock (each valued at the Redemption Price) (subject to adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “Earnout Shares”), as additional consideration from Pubco based on the performance of the Pubco Common Stock, as follows:

(i) In the event that the VWAP of the Pubco Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “First Share Price Target”) for any twenty (20) out of any thirty (30) consecutive Trading Days during the period beginning on the Closing Date and ending on the date that is thirty (30) months following the Closing Date (the “Earnout Period”), then, subject to the terms and conditions of this Agreement, Pubco shall issue to each of the Company Security Holders its Pro Rata Share of 29,500,000 Earnout Shares (the “First Earnout Share Payment”).

(ii) In the event that the VWAP of the Purchaser Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and recapitalizations) (the “Second Share Price Target”) for any twenty (20) out of any thirty (30) consecutive Trading Days during the Earnout Period, then subject to the terms and conditions of this Agreement, Pubco shall issue to each of the Company Security Holders its Pro Rata Share of 29,500,000 Earnout Shares (the “Second Earnout Share Payment”, and together with the First Earnout Share Payment, the “Earnout Share Payments”).

(iii) For purposes of Section 1.17(a)(i)-(ii) above, the thirty (30) consecutive Trading Day periods may be overlapping, such that the First Share Price Target and the Second Share Price Target may be achieved simultaneously or within thirty (30) consecutive Trading Days of each other or within any other time period of each other.

(b) The CFO will monitor the VWAP of the Pubco Common Stock each Trading Day, and as soon as practicable (and in any event within ten (10) Business Days) after the end of each monthly anniversary of the Closing through the earlier of (x) the end of the Earnout Period and (y) the date, if any, as of which the Second Share Price Target is finally determined pursuant to this Section 1.17(b) to have been achieved, the CFO will prepare and deliver to each Representative Party a written statement (each, an “Earnout Statement”) that sets forth (i) the VWAP of the Pubco Common Stock on each Trading Day for such monthly anniversary period then ended and the preceding monthly periods since the Closing and (ii) whether the First Share Price Target and/or the Second Share Price Target has been achieved. Each Representative Party will have ten (10) Business Days after its receipt of an Earnout Statement to review it. Each Representative Party, and its Representatives on its behalf, may make inquiries to the CFO and related Pubco and Company personnel and advisors regarding questions concerning or disagreements with the Earnout Statement arising in the course of their review thereof, and Pubco and the Company shall provide reasonable cooperation in connection therewith. If either Representative Party has any objections to an Earnout Statement, such Representative Party shall deliver to Pubco (to the attention of the CFO) and the other Representative Party a statement setting forth its objections thereto (in reasonable detail). If such written statement is not delivered by a Representative Party within twenty (20) Business Days following the date of delivery of each Earnout Statement, then such Representative Party will have waived its right to contest such Earnout Statement and the calculation of the VWAP of the Pubco Common Stock during the applicable portion of the Earnout Period (and whether the First Share Price Target and/or the Second Share Price Target, as applicable, has been achieved) as set forth therein. If such written statement is delivered by a Representative Party within such twenty (20) Business Day period, then the Seller Representative and the Purchaser Representative shall negotiate in good faith to resolve any such objections for a period of ten (10) Business Days thereafter. If the Representative Parties do not reach a final resolution within such ten (10) Business Day period, then upon the written request of either Representative Party, the Representative Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with the procedures set forth in Section 1.15(c).

(c) If there is a final determination in accordance with Section 1.17(b) that the Company Security Holders are entitled to receive Earnout Shares for having achieved the First Share Price Target and/or the Second Share Price Target, the applicable Earnout Shares will become due upon such final determination and Pubco will deliver such shares within ten (10) Business Days thereafter.

(d) Following the Closing, Pubco and its Subsidiaries, including the Target Companies, will be entitled to operate their respective businesses based upon their respective business requirements. Each of Pubco and its Subsidiaries, including the Target Companies, will be permitted, following the Closing, to make changes at its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, including actions that may have an impact on, the share price of the Pubco Common Stock and the ability of the Company Security Holders to earn the Earnout Shares, and no Person will have any right to claim the loss of all or any portion of any Earnout Shares or other damages as a result of such decisions. Notwithstanding anything to the contrary contained herein, each of Pubco and its Subsidiaries, including the Target Companies after Closing, shall not, directly or indirectly, take any action, or cause or permit anything to be done with the purpose of avoiding or reducing the amount of any Earnout Share Payment.

(e) For the avoidance of doubt, the Earnout Share Payments are cumulative but earnable solely on an all-or-nothing basis, such that there will be no entitlement to a partial award of any Earnout Share Payment. The number of shares of Pubco Common Stock constituting any Earnout Share Payment shall be equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing. Subject to the foregoing sentence, the aggregate maximum number of shares of Purchaser Common Stock issuable as Earnout Share Payments shall be fifty-nine million (59,000,000).

ARTICLE II

CLOSING

2.1 Closing. The closing of the Mergers and related applicable transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP (“EGS”), counsel to the Purchaser, 1345 Avenue of the Americas, New York, NY 10105, on a date and at a time to be agreed upon by Purchaser and the Company, which date shall be no later than the second (2nd) Business Day after all the conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other date, time or place (including remotely) as the Purchaser and the Company may agree in writing (the date and time at which the Closing is actually held being the “Closing Date”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Purchaser Disclosure Schedules shall be deemed to have been disclosed with respect to all other Sections of this Agreement to which the relevance of such disclosure is reasonably apparent), or (ii) the SEC Reports that are available prior to the date hereof on the SEC’s website through EDGAR (excluding any disclosures in such Purchaser SEC Reports solely under the headings “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” or “Qualitative and Quantitative Disclosures about Market Risk” and other disclosures that are solely predictive, cautionary, or forward-looking in nature), the Purchaser Parties each represent and warrant to the Company, as of the date hereof and as of the Closing, as follows:

3.1 Organization and Standing. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Pubco and Purchaser Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and Company Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Purchaser Party has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Purchaser Party is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Purchaser has heretofore made available to the Company accurate and complete copies of the Organizational Documents of each Purchaser Party, each as amended to date and as currently in effect. No Purchaser Party is in violation of any provision of its Organizational Documents in any material respect.

3.2 Authorization; Binding Agreement. Each Purchaser Party has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and each Ancillary Document to which such Purchaser Party is or is required to be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which each Purchaser Party is or is required to be a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the boards of directors of the Purchaser, Pubco and Purchaser Merger Sub in accordance with their respective Organizational Documents and the DGCL and the sole member of Company Merger Sub in accordance with its Organizational Documents and the DLLCA, and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, on the part of a Purchaser Party are necessary to authorize the execution and delivery of this Agreement and each Ancillary

Document to which it is or is required to be a party or to consummate the transactions contemplated hereby and thereby. On or prior to the date of this Agreement, the Purchaser’s board of directors, at a duly called and held meeting, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Purchaser’s stockholders in accordance with the DGCL, (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL, (iii) resolved to recommend that the Purchaser’s stockholders vote in favor of the approval of this Agreement, the Merger and the other Purchaser Stockholder Approval Matters in accordance with the DGCL and the Purchaser’s Organizational Documents and (iv) directed that this Agreement and the Purchaser Stockholder Approval Matters be submitted to the Purchaser’s stockholders for their approval and adoption. This Agreement has been, and each Ancillary Document to which each Purchaser Party is a party shall be when delivered, duly and validly executed and delivered by such Purchaser Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Purchaser Party, enforceable against such Purchaser Party in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

3.3 Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of any Purchaser Party is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser Parties of this Agreement and each Ancillary Document to which any Purchaser Party is a party or the consummation by such Purchaser Party of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as are expressly contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.4 Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by each Purchaser Party of this Agreement and each Ancillary Document to which it is a party, the consummation by each Purchaser Party of the transactions contemplated hereby and thereby, and compliance by each Purchaser Party with any of the provisions hereof and thereof, do not and will not (a) conflict with or violate any provision of such Purchaser Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Purchaser Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Purchaser Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Purchaser Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract (as defined below), except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.5 Capitalization.

(a) Purchaser is authorized to issue (i) 100,000,000 shares of Purchaser Class A Common Stock, (ii) 10,000,000 shares of Purchaser Class B Common Stock, and (iii) 1,000,000 shares of Purchaser Preferred Stock. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.5(a). As of the date of this Agreement, there are no issued or outstanding shares of Purchaser Preferred Stock. All outstanding shares of Purchaser Common Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party or by which its securities are bound. None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws.

(b) As of the date of this Agreement, and immediately prior to the Effective Time, the Purchaser is and will be the sole record and beneficial owner of all of the issued and outstanding capital stock of Pubco, and Pubco is and will be the sole record and beneficial owner of all of the issued and outstanding equity securities of each Merger Sub. All of the issued and outstanding equity securities of the Merger Subs have been duly authorized and validly issued, and are fully paid and non-assessable. No Person other than the Purchaser has any rights with respect to such equity securities of Pubco, and no Person other than Pubco has any rights with respect to such equity securities of each Merger Sub, and no such rights arise by virtue of or in connection with the Mergers and the other transactions contemplated by this Agreement. Other than Pubco and the Merger Subs, the Purchaser does not have any Subsidiaries or own any equity interests in any other Person.

(c) Except as set forth in Schedule 3.5(c), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares or other equity securities of any Purchaser Party or (B) obligating any Purchaser Party to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares or other equity interests, or (C) obligating any Purchaser Party to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such shares or other equity interests. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of any Purchaser Party to repurchase, redeem or otherwise acquire any shares or other equity securities of such Purchaser Party or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no shareholders agreements, voting trusts or other agreements or understandings to which any Purchaser Party is a party with respect to the voting of any shares of such Purchaser Party.

(d) All Indebtedness of the Purchaser Parties as of the date of this Agreement is disclosed on Schedule 3.5(d). No Indebtedness of the Purchaser Parties contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser Parties or (iii) the ability of the Purchaser Parties to grant any Lien on its properties or assets.

(e) Since the date of formation of the Purchaser, and except as contemplated by this Agreement (including any redemptions that may occur in connection with the Extension), the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.

3.6 SEC Filings and Purchaser Financials.

(a) The Purchaser, since the IPO, has timely filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will timely file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, including with respect to the Sponsor. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) As of the date of this Agreement, (A) the Purchaser Public Units, the Purchaser Common Stock and the Purchaser Public Warrants are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) Purchaser and such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

(c) The financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(d) Except as and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser is not subject to any Liabilities required to be reflected on a balance sheet prepared in accordance with GAAP, except for those that are either (i) adequately reflected or reserved on or provided for in the Purchaser Financials, or (ii) not material and that were incurred since the most recent Purchaser Financials in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any law).

3.7 Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 3.7, each Purchaser Party has, since its formation (a) conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities, (b) not been subject to any event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Purchaser and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.3(b) (without giving effect to Schedule 5.3) if such action were taken on or after the date hereof without the consent of the Company.

3.8 Compliance with Laws. Each Purchaser Party is, and each has since its formation has been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on the Purchaser, and no Purchaser Party has received written notice alleging any violation of applicable Law in any material respect by such Purchaser Party.

3.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened Action to which any Purchaser Party is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no material Action that the Purchaser has pending against any other Person. None of the Purchaser Parties are subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.10 Taxes and Returns.

(a) Each Purchaser Party has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where the Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against any Purchaser Party in respect of any Tax, and no Purchaser Party has been notified in writing of any proposed Tax claims or assessments against such Purchaser Party (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the assets of a Purchaser Party, other than Permitted Liens. No Purchaser Party has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by a Purchaser Party for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) Since the date of its formation, no Purchaser Party has (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

(c) The Purchaser is not aware of any fact or circumstance that would reasonably be expected to prevent the Mergers, collectively, from satisfying the requirements of Section 351 of the Code.

3.11 Employees and Employee Benefit Plans. Since their respective dates of formation, the Purchaser Parties have not (a) had any paid or compensated employees or (b) maintained, sponsored, contributed to or otherwise incurred or accrued any Liability under, any Benefit Plans.

3.12 Properties. No Purchaser Party owns, licenses or otherwise has any right, title or interest in any material Intellectual Property. No Purchaser Party owns or leases any real property or material Personal Property.

3.13 Material Contracts.

(a) Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which a Purchaser Party is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be canceled by such Purchaser Party on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee, (iii) licenses or grants any covenant not to sue or other right in or to any Intellectual Property of such Purchaser Party or its Affiliates or that causes or would cause a third party to have a license, covenant not to sue or other right to any Intellectual Property of any Target Company including after the Closing or (iv) prohibits, prevents, restricts or impairs in any material respect any business practice of such Purchaser Party as its business is currently conducted, any acquisition of material property by such Purchaser Party, or restricts in any material respect the ability of such Purchaser Party to engage in business as currently conducted by it or to compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the applicable Purchaser Party thereto and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the applicable Purchaser Party is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by such Purchaser Party, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by a Purchaser Party under any Purchaser Material Contract.

3.14 Transactions with Affiliates. Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between a Purchaser Party and any (a) present or former director, officer or employee or Affiliate of a Purchaser Party, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

3.15 Pubco and Merger Sub Activities. Since their formation, Pubco and the Merger Subs have not engaged in any business activities other than as contemplated by this Agreement, do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of each Merger Sub) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the Mergers and the other transactions contemplated by this Agreement, and, other than this Agreement and the Ancillary Documents to which they are a party, Pubco and the Merger Subs are not party to or bound by any Contract.

3.16 Investment Company Act. The Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.17 Finders and Brokers. Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, Pubco, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

3.18 Ownership of Merger Consideration. All shares of Pubco Common Stock to be issued and delivered to the Company Security Holders as Merger Consideration in accordance with Article I are duly authorized and shall be, upon issuance and delivery of such Pubco Common Stock validly issued, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement, the Registration Rights Agreement, and any Liens incurred by any Company Unitholder, and the issuance and sale of such Pubco Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

3.19 Certain Business Practices.

(a) No Purchaser Party, nor any of their respective Representatives acting on their behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder such Purchaser Party or assist it in connection with any actual or proposed transaction.

(b) The operations of each Purchaser Party are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving such Purchaser Party with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) No Purchaser Party nor any of their respective directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of such Purchaser Party is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and no Purchaser Party has, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar, North Korea or the Crimea region of Ukraine or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.20 Insurance. Schedule 3.20 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in compliance with the terms of such insurance policies, except that would not reasonably be expected to have a Material Adverse Effect on the Purchaser. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies, except that would not reasonably be expected to have a Material Adverse Effect on the Purchaser. There have been no insurance claims made by the Purchaser. The Purchaser has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.

3.21 Information Supplied. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Purchaser makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Target Companies or any of their respective Affiliates.

3.22 Trust Account. As of the date hereof, there is at least $116,762,362 held in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the Purchaser’s Organizational Documents and the IPO Prospectus. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. The Purchaser has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the knowledge of the Purchaser, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and to the knowledge of the Purchaser, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed or furnished by the Purchaser to be inaccurate or that would entitle any Person (other than stockholders of the Purchaser holding Purchaser Common Stock sold in the IPO who shall have elected to redeem their shares of Purchaser Common Stock pursuant to the Purchaser’s Organizational Documents and the underwriters of the IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. As of the date hereof, the Purchaser does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the Purchaser on the Closing Date. There are no Actions pending with respect to the Trust Account. The Purchaser has not released any money from the Trust Account other than to pay income and franchise Taxes from any interest income earned in the Trust Account in accordance with the Trust Agreement. As of the Effective Time, the obligations of the Purchaser to dissolve or liquidate pursuant to the Purchaser’s Organizational Documents shall terminate and the Purchaser shall have no obligation whatsoever pursuant to the Purchaser’s Organizational Documents to dissolve and liquidate the assets of the Purchaser by reason of the consummation of the transactions contemplated herein. Following the Effective Time, no stockholder of the Purchaser is or shall be entitled to receive any amount from the Trust Account except to the extent such stockholder shall have elected to tender its shares of Purchaser Class A Common Stock for redemption pursuant to the Redemption in compliance with the Purchaser’s Organizational Documents.

3.23 Independent Investigation . Without limiting Section 6.3(e) hereof, the Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Target Companies, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Company Disclosure Schedules shall be deemed to have been disclosed with respect to all other Sections of this Agreement to which the relevance of such disclosure is reasonably apparent), the Company hereby represents and warrants to the Purchaser Parties, as of the date hereof and as of the Closing, as follows:

4.1 Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Schedule 4.1 lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement. The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Unitholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of managers in accordance with the Company’s Organizational Documents and the DLLCA and (b) other than the Required Company Unitholder Approval, no other limited liability company proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of managers, by resolutions duly adopted at a meeting duly called and held (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its members, (ii) approved this Agreement, the Mergers and the other transactions contemplated by this Agreement in accordance with the DLLCA and its Organizational Documents, (iii) directed that this Agreement be submitted to the Company

Unitholders for adoption and (iv) resolved to recommend that the Company Unitholders adopt this Agreement. The Voting Agreements delivered by the Company include holders of Company Units representing at least the Required Company Unitholder Approval, and such Voting Agreements are in full force and effect.

4.3 Capitalization.

(a) As of the date hereof, the total number of units of all classes of limited liability company membership interest of the Company issued and outstanding is 121,639,552 units, consisting of 85,646,820 Class A units of the Company issued and outstanding, 35,992,732 Class M units of the Company issued and outstanding and 692,041 Class M units of the Company issued, outstanding and available for issuance by EPH Management Holdco LLC. Prior to giving effect to the transactions contemplated by this Agreement, as of the date hereof all of the issued and outstanding Company Units and other equity interests of the Company are set forth on Schedule 4.3(a), along with the beneficial and record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens. All of the outstanding Company Units and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DLLCA, the Company’s Organizational Documents or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no Company Units or other equity interests of the Company in its treasury. None of the outstanding Company Units or other equity interests of the Company were issued in violation of any applicable securities Laws.

(b) Other than as set forth on Schedule 4.3(b), as of the date hereof, there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. As of the date hereof, there are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 4.3(b), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. As of the date hereof, except as set forth in the Company’s Organizational Documents, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. Except as set forth on Schedule 4.3(b), as a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company will accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Except as disclosed in the Company Financials, since its formation, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of managers of the Company has not authorized any of the foregoing.

4.4 Subsidiaries. Schedule 4.4 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.4, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5 Governmental Approvals. Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws or (c) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Company.

4.6 Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, do not and will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Company.

4.7 Financial Statements.

(a) As used herein, the term “Company Financials” means the (i) audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2019 and December 31, 2020, and the related consolidated audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “Audited Company Financials”) and (ii) the Company prepared unaudited financial statements, consisting of the consolidated balance sheet of the Target Companies as of September 30, 2021 (the “Interim Balance Sheet Date”) and the related consolidated income statement, changes in stockholder equity and statement of cash flows for the nine (9) months then ended. True and correct copies of the Company Financials have been provided to the Purchaser. The Company Financials (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount) and (ii) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance in all material respects with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. Since January 1, 2017, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c) The Target Companies do not have any material Indebtedness other than the Indebtedness set forth on Schedule 4.7(c), which schedule sets forth the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 4.7(c), no material Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth on Schedule 4.7(c), no Target Company is subject to any material Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

4.8 Absence of Certain Changes. Except as set forth on Schedule 4.8, since the Interim Balance Sheet Date until the date hereof, each Target Company has (a) conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) not been subject to any event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

4.9 Compliance with Laws. No Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Target Company received, since its formation, any written notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.10. All of the material Company Permits are in full force and effect, and no suspension or cancellation of any of the material Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any material Company Permit, and no Target Company has received any written notice of any Actions relating to the revocation or modification of any Company Permit.

4.11 Litigation. Except as described on Schedule 4.11, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, nor to the Company’s Knowledge is there any reasonable basis for any Action to be made (and no such Action has been brought or, to the Company’s Knowledge, threatened in the past four (4) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past four (4) years, in either case of (a) or (b) by or against any Target Company, its current or former directors, managers, officers or equity holders (provided, that any litigation involving the directors, managers, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. In the past four (4) years, none of the current or former officers, senior management, directors or managers of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12 Material Contracts.

(a) Schedule 4.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser, true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.12(a), a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $100,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $100,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $100,000 per year or $250,000 in the aggregate;

(viii) is with a Top Customer or Top Supplier;

(ix) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $100,000;

(x) is between any Target Company and any directors, managers, officers or employees of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice, as expressly contemplated by this Agreement or the Organizational Documents of the Target Companies), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi) obligates the Target Companies to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);

(xii) relates to a material settlement;

(xiii) relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software;

(xiv) that will be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xv) otherwise material to any Target Company and not described in clauses (i) through (xiv) above.

(b) Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all material respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of such Company Material Contract; (iii) no Target Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any rights under any such Company Material Contract.

4.13 Intellectual Property.

(a) Schedule 4.13(a)(i) sets forth all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned or exclusively licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates. Schedule 4.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $20,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property. To the Knowledge of the Company, each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, and previously used or licensed by such Target Company, except for the Intellectual Property that is the subject of the Company IP Licenses. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 4.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Company has recorded assignments of all Company Registered IP.

(b) To the Knowledge of the Company, each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. To the Knowledge of the Company, the Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company other than by the terms regarding term and renewal of such licenses. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Target Company are in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. No Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(c) Schedule 4.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (excluding non-exclusive licenses of Company IP to Target Company customers in the ordinary course of business) (each, an “Outbound IP License”), and for each such Outbound IP License. Each Target Company has performed all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) No Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned by the Target Companies, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. No Target Company has received any written notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is occurring or has occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Company. To the Knowledge of the Company, no Target Company is currently infringing, or has, in the past 3 years, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is currently, or in the past 3 years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Target Company (“Company IP”) in any material respect.

(e) All officers, directors, managers, employees and independent contractors of a Target Company (and each of their respective Affiliates) have assigned to the Target Companies all Intellectual Property arising from the services performed for a Target Company by such Persons and all such assignments of Company Registered IP have been recorded. No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. The Company has made available to the Purchaser true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP.

(f) To the Knowledge of the Company, no Person has obtained unauthorized access to material third party information and data (including personally identifiable information) in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company. Each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, material cancellation, material termination, material suspension of, or material acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) any Company IP License. Immediately, following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

4.14 Taxes and Returns.

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) No Target Company is being audited by any Tax authority or has been notified in writing by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) No Target Company has any material Liability or potential Liability for the Taxes of another Person (other than another Target Company) that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period following the Closing Date.

(j) No Target Company has requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(l) No Target Company is aware of any fact or circumstance that would reasonably be expected to prevent the Mergers, collectively, from satisfying the requirements of Section 351 of the Code.

4.15 Real Property. Schedule 4.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable (subject to Enforceability Exceptions) in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received written notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than Fifty Thousand Dollars ($50,000) is set forth on Schedule 4.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items) in all material respects, and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect in all material respects. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received written notice of any such condition.

4.17 Title to Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Interim Balance Sheet Date included in the Company Financials and (d) Liens set forth on Schedule 4.17. The assets (including

Intellectual Property rights and contractual rights) of the Target Companies constitute all of the material assets, rights and properties that are currently used in the operation of the businesses of the Target Companies as it is now conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies.

4.18 Employee Matters.

(a) Except as set forth in Schedule 4.18(a), no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 4.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company.

(b) Except as set forth in Schedule 4.18(b), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) Schedule 4.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any target bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)); and (ii) any bonus, commission or other incentive compensation or deferred compensation due and owing to each employee during or for the fiscal year ending December 31, 2021. Except as set forth on Schedule 4.18(c), (A) each employee of the Target Companies is employed “at will”, and (B) the Target Companies have paid in full to all their employees all earned and payable wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d) Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or in the past have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Each agreement with an independent contractor is terminable on fewer than sixty (60) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

4.19 Benefit Plans.

(a) Set forth on Schedule 4.19(a) is a true and complete list of each Benefit Plan of a Target Company (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted to the extent required by GAAP on the Company Financials. No Target Company has any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA.

(b) Each Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code. To the Knowledge of the Company, no fact exists which would reasonably be expected to adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan which covers any current or former officer, director, manager, consultant or employee (or beneficiary thereof) of a Target Company, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan texts and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the most recent determination letter received from the IRS, if any; (vi) the most recent actuarial valuation, if any; and (vii) all material non-routine communications with any Governmental Authority.

(d) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending or threatened in writing (other than routine claims for benefits arising in the ordinary course of administration); and (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption.

(e) No Company Benefit Plan is, and no Target Company or any of its respective ERISA Affiliates sponsors, maintains, contributes to, is required to contribute to, or otherwise has or could reasonably be expected to have any current or contingent Liability under or with respect to, a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or

Section 412 of the Code, and no Target Company has incurred any Liability or otherwise could reasonably be expected to have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred. To the Knowledge of the Company, no Company Benefit Plan will become a multiple employer plan with respect to any Target Company immediately after the Closing Date. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code. For purposes of this Agreement, “ERISA Affiliate” means, with respect to a Target Company, any Person or entity (whether or not incorporated) that is under common control or treated as one employer under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m), or (o) of the Code.

(f) No arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of a Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code in all material respects.

(h) The consummation of the transactions contemplated by this Agreement will not: (i) entitle any individual to severance pay, unemployment compensation or other material benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, reasonably be expected to result in an “excess parachute payment” within the meaning of Section 280G of the Code. No Target Company has incurred any material Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(i) Except to the extent required by Section 4980B of the Code or similar state Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(j) Each Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) has been administered in material compliance, and is in documentary compliance, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. No Target Company has any obligation to any employee or other service provider with respect to any Section 409A Plan that may be subject to any Tax under Section 409A of the Code. No payment to be made under any Section 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Section 409A(a)(1) of the Code. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant, director or manager for penalty taxes paid pursuant to Section 409A of the Code.

4.20 Environmental Matters. Except as set forth in Schedule 4.20:

(a) Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could reasonably be expected to adversely affect such continued material compliance with Environmental

Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued material compliance with Environmental Laws and Environmental Permits.

(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has contractually assumed any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(e) There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) To the Knowledge of the Company, the Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analyses and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

4.21 Transactions with Related Persons. Except as set forth on Schedule 4.21, no officer, director, manager, employee, trustee or beneficiary of a Target Company, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate (other than a Target Company) of such Person) (each of the foregoing, a “Related Person”) is presently a party to any Contract with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors, managers or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, managers, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or, to the Knowledge of the Company, any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

4.22 Insurance.

(a) Schedule 4.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, managers, officers and employees (other than with respect to or related to a Company Benefit Plan), copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies, except that would not reasonably be expected to have a Material Adverse Effect on the Company. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing, except that would not reasonably be expected to have a Material Adverse Effect on the Company. No Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy, except that would not reasonably be expected to have a Material Adverse Effect on the Company.

(b) Schedule 4.22(b) identifies each individual insurance claim in excess of $50,000 made by a Target Company. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

4.23 Top Customers and Suppliers. Schedule 4.23 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2020 and (b) the period from January 1, 2021 through the Interim Balance Sheet Date, the five (5) largest customers of the Target Companies (the “Top Customers”) and the five (5) largest suppliers of goods or services to the Target Companies (the “Top Suppliers”), along with the amounts of such dollar volumes. No Top Supplier or Top Customer within the last twelve (12) months has canceled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, and (iv) no Target Company has at any time been engaged in any material dispute with any Top Supplier or Top Customer.

4.24 Certain Business Practices.

(a) To the Company’s Knowledge, no Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law. To the Company’s Knowledge, no Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b) The operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder in all material respects and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or any of their respective directors, managers or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.25 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.26 Finders and Brokers. Except as set forth in Schedule 4.26, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.27 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

4.28 No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Target Companies, including any representation or warranty as to the Target Companies, this Agreement or accuracy or completeness of any information regarding the Target Companies furnished or made available to the Purchaser and its Representatives (including any information, documents or material, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Target Companies, or any representation or warranty arising from Law.

ARTICLE V

COVENANTS

5.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.1 or the Closing (the “Interim Period”), subject to Section 5.15, the Company shall give, and shall cause its Representatives to give, the Purchaser and its

Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director and manager service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to interfere with the business or operations of the Target Companies.

(b) During the Interim Period, subject to Section 5.15, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

5.2 Conduct of Business of the Company.

(a) Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement (including Section 5.2(c)) or the Ancillary Documents, as set forth on Schedule 5.2, or as required by applicable Law, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees in all material respects, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice in all material respects.

(b) Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement (including Section 5.2(c)) or the Ancillary Documents, as set forth on Schedule 5.2 or as required by applicable Law, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries to not:

(i) amend, waive or otherwise change, in any material respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, other than (A) the issuance of profits interests or commitments to issue equity securities to new service providers of the Company in the ordinary course of business consistent with past practice or (B) as permitted by Section 5.2(c), or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares, membership interests or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, make a loan or advance to or investment in any third party (other than in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $100,000 individually or $250,000 in the aggregate (other than in the ordinary course of business);

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager, director or employee, in each case other than (A) as required by applicable Law, (B) pursuant to the terms of any Company Benefit Plans, (C) in the ordinary course of business consistent with past practice, (D) as set forth in the financial model provided to Purchaser or (E) to adjust one or more employees to a market-based salary based on input from the independent compensation consultant retained by the Company;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP (excluding non-exclusive licenses of Company IP to Target Company customers in the ordinary course of business consistent with past practice or Liens on Company IP securing any Indebtedness of the Company), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets (excluding disclosure in the ordinary course of business consistent with past practice);

(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary that is not wholly-owned by the Company;

(xi) enter into any new line of business;

(xii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xiii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiv) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xvi) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvii) make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate other than in the ordinary course of business (excluding the incurrence of any Expenses);

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xix) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract or Company Benefit Plan or otherwise in the ordinary course of business;

(xx) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, other than as permitted by Section 5.2(c);

(xxi) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxiii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiv) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice, or on an arm’s length basis); or

(xxv) authorize or agree to do any of the foregoing actions.

(c) Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.2), during the Interim Period the Company shall have the ability in its discretion to enter into debt facilities or issue equity or debt securities in connection with bona fide capital raising transactions raising amounts equal to or less than $50,000,000 in each such transaction.

5.3 Conduct of Business of the Purchaser.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.3 or as required by applicable Law, the Purchaser shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice in all material respects. Notwithstanding anything to the contrary in this Section 5.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with Purchaser’s Organizational Documents, the IPO Prospectus and Section 5.20, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith except as provided in Section 5.20.

(b) Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including as contemplated by any PIPE Investment with the Company’s prior written consent and in accordance with Section 5.19) or as set forth on Schedule 5.3 or as required by applicable Law, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 5.3(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any PIPE Investment and the costs and expenses necessary for an Extension (such Extension expenses, “Extension Expenses”), up to aggregate additional Indebtedness during the Interim Period of $1,000,000);

(v) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement in any manner;

(vii) terminate, waive or assign any material right under any Purchaser Material Contract or enter into any Contract that would be a Purchaser Material Contract;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Affiliates) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate (excluding the incurrence of any Expenses);

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvi) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 5.3 during the Interim Period;

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xx) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than on an arm’s length basis); or

(xxi) authorize or agree to do any of the foregoing actions.

5.4 Annual and Interim Financial Statements. During the Interim Period, within thirty (30) calendar days following the end of each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Interim Balance Sheet Date through the end of such quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Company will also promptly deliver to the Purchaser copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.

5.5 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall maintain the listing of the Purchaser Public Units, the Purchaser Common Stock, the Purchaser Public Rights and the Purchaser Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Pubco Common Stock and the Pubco Public Warrants.

5.6 No Solicitation; Change of Recommendation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares, membership interests or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise, in each case other than in connection with a bona fide capital raising transaction and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

(d) The board of directors of Purchaser or any committee or agent or representative thereof, including any committee thereof (or of any subsidiary thereof), shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Purchaser Recommendation;

(ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Transaction;

(iii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Purchaser to execute or enter into, any agreement related to an Alternative Transaction;

(iv) enter into any agreement, letter of intent, or agreement in principle requiring Purchaser to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder

(v) fail to recommend against any Alternative Transaction;

(vi) fail to re-affirm the aforementioned Purchaser Recommendation at the written request of the Company within five (5) Business Days of such request;

(vii) fail to include the Purchaser Recommendation in the Registration Statement and Proxy Statement; or

(viii) resolve or agree in writing to do any of the foregoing.

5.7 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Mergers in accordance with Article I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VII not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, with each of the Purchaser and the Company bearing fifty percent (50%) of the costs and expenses thereof, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to prepare and file with Governmental Authorities any necessary requests for approval of the transactions contemplated by this Agreement and shall use all their reasonable best efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their reasonable best efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its reasonable best efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

5.10 Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Mergers to satisfy the requirements of Section 351 of the Code. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Mergers to fail to satisfy the requirements of Section 351 of the Code. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Mergers as a transaction satisfying the requirements of Section 351 of the Code. If (i) either Party requests a Tax opinion or (ii) in connection with the preparation and filing of the Registration Statement, or any other filing, the SEC requests or requires that any Tax opinion be prepared and submitted in connection with such filing, each Party shall be obligated to deliver a “Tax Representation Letter,” containing customary representations of the applicable Party, as shall be reasonably necessary or appropriate to enable outside legal counsel to render any opinion or advice, subject to customary assumptions and limitations, regarding the tax treatment of the Mergers.

5.11 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.12 The Registration Statement.

(a) As promptly as practicable after the date hereof, the Purchaser and Pubco shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Pubco Securities to be issued under this Agreement to the holders of Purchaser Securities and the Company Security Holders pursuant to the Mergers, which Registration Statement will also contain a proxy statement of the Purchaser (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Stockholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their Purchaser Class A Common Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the Purchaser Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at a special meeting of Purchaser stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Ancillary Document and the transactions contemplated hereby or thereby, including the Mergers (and, to the extent required, the issuance of any shares in connection with the PIPE Investment), by the holders of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq, (ii) the adoption and approval of the new equity incentive plan for Pubco in a form to be agreed between the Purchaser and the Company, which agreement shall not be unreasonably withheld, conditioned or delayed (the “Incentive Plan”), and which will provide for awards for a number of shares of Pubco Common Stock equal to seven and one-half percent (7.5%) of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption), which plan shall have been approved and adopted by Pubco, (iv) the appointment of the members of the Post-Closing Pubco Board in accordance with Section 5.16 hereof, (v) such other matters as the Company and the Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Mergers and the other transactions contemplated by this Agreement (the approvals described in the foregoing clauses (i) through (v), collectively, the “Purchaser Stockholder Approval Matters”), and (vi) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of the Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, the Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, the Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. Purchaser will take, in accordance with applicable Law, Nasdaq rules and the Organizational Documents of Purchaser, all action necessary to call, hold and convene the Purchaser Special Meeting to consider and vote upon the Purchaser Stockholder Approval Matters as promptly as practicable after the filing of the Proxy Statement in definitive form with the SEC. Following delivery of the Proxy Statement to the Purchaser Stockholders, Purchaser will use reasonable best efforts to solicit approval of the Purchaser Stockholder Approval Matters by the Purchaser stockholders. In connection with the Registration Statement, the Purchaser and Pubco will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq. The Purchaser and Pubco shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide the Purchaser and Pubco with such information concerning the Target Companies and their shareholders, members, officers, directors, managers, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading. The Purchaser shall provide the Company and Pubco with such information concerning the Purchaser Parties and their shareholders, members, officers, directors, managers, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Purchaser shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) The Purchaser and Pubco shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption. Each of Purchaser, Pubco and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, managers, officers and employees, upon reasonable advance notice, available to the Company, the Purchaser, Pubco and, after the Closing, the Purchaser Representative and the Seller Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. The Purchaser and Pubco shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c) Each of the Purchaser and Pubco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. The Purchaser and Pubco shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that the Purchaser, Pubco or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity to review and comment on any proposed written or material oral responses to such comments.

(d) The Purchaser and Pubco shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption.

5.13 Company Unitholder Approval. As promptly as practicable after the Registration Statement been declared effective by the SEC, the Company will use its reasonable efforts to either (a) call a meeting of its members in order to obtain the Required Company Unitholder Approval (the “Company Special Meeting”) and to solicit from the Company Unitholders proxies in favor of the Required Company Unitholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Unitholder Approval or (b) obtain the Required Company Unitholder Approval by action by written consent of the Company Unitholders in accordance with the Company’s Organizational Documents.

5.14 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser, Pubco and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the Purchaser, Pubco and the Company reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Purchaser and the Company shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). Pubco, the Purchaser Representative and the Seller Representative shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Pubco shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative and the Purchaser Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Seller Representative and the Purchaser Representative each reviewing, commenting upon and approving such Closing Filing in any event no later than the third (3rd) Business Day after the Closing). In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, managers, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

5.15 Confidential Information.

(a) The Company and the Seller Representative hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.15(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Seller Representative shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser or destroy (at the Company’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and the Seller Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) Each Purchaser Party and the Purchaser Representative hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination and continuing thereafter for all Trade Secrets so long as they are protectible under applicable law, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that a Purchaser Party, the Purchaser Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination and continuing thereafter for all Trade Secrets so long as they are protectible under applicable law, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise their commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, each Purchaser Party and the Purchaser Representative shall, and shall cause their respective Representatives to, promptly deliver to the Company or destroy (at such Purchaser Party’s or the Purchaser Representative’s election, as applicable) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that such Purchaser Party, the Purchaser Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, each Purchaser Party, the Purchaser Representative and their respective Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws, provided, that, any such disclosure shall be in accordance with clause (ii) above.

5.16 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including the Pubco causing directors of Pubco to resign, so that effective as of the Closing, Pubco’s board of directors at and immediately after the Closing (the “Post-Closing Pubco Board”) will consist of seven (7) individuals and the Parties shall take all necessary action to designate and appoint to the Post-Closing Pubco Board (i) if the Purchaser Closing Cash is equal to or greater than $50,000,000, (A) two (2) persons that are designated by the Purchaser prior to the Closing (the “Purchaser Directors”), at least one (1) of whom shall be required to qualify as an independent director under Nasdaq Rule 5605(a)(2), and (B) five (5) persons that are designated by the Company prior to the Closing (the “Company Directors” and, together with the Purchaser Director, the “Post-Closing Directors”), at least three (3) of whom shall be required to qualify as an independent director under Nasdaq Rule 5605(a)(2); or (ii) if the Purchaser Closing Cash is less than $50,000,000, (X) one (1) Purchaser Director, whom shall be required to qualify as an independent director under Nasdaq Rule 5605(a)(2), and (Y) six (6) Company Directors, at least three (3) of whom shall be required to qualify as an independent director under Nasdaq Rule 5605(a)(2). In addition, the Parties shall cause the initial chairperson of the Post-Closing Pubco Board to be Jorge Arevalo. At or prior to the Closing, Pubco will provide each Post-Closing Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Post-Closing Director.

(b) The Parties shall take all action necessary, including the Purchaser causing the officers of Pubco to resign immediately prior to the Closing, so that the individuals serving as the chief executive officer, the chief financial officer and in any other officer roles, respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as those of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another person to any such role, in which case, such other person identified by the Company shall serve in such role).

5.17 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors, managers and officers of the Target Companies, any Purchaser Party and each Person who served as a director, manager, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of a Target Company or a Purchaser Party (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and a Target Company or a Purchaser Party, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Pubco shall cause the Organizational Documents of Pubco and the Surviving Subsidiaries to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Target Companies and the Purchaser Parties to the extent permitted by applicable Law. The provisions of this Section 5.17 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of each Purchaser Party’s directors, managers and officers, the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser Parties shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser Parties shall timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance.

(c) For the benefit of the Target Companies’ directors, managers and officers, the Company shall be permitted prior to the Effective Time to obtain and fully pay the premium for D&O Tail Insurance that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance.

5.18 Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Purchaser or Pubco from any

PIPE Investment, shall first be used to pay (i) the Purchaser’s and Pubco’s accrued Expenses, (ii) the Purchaser’s deferred Expenses (including cash amounts payable to the IPO Underwriter and any legal fees) of the IPO and (iii) any loans owed by the Purchaser or Pubco to the Sponsor for any Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of the Purchaser or Pubco or Extension Expenses and (iv) any other liabilities of the Purchaser or Pubco as of the Closing. Such Expenses, as well as any Expenses that are required or permitted to be paid by delivery of Pubco’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate or limited liability company purposes, as the case may be, of the Purchaser, Pubco and the Surviving Subsidiaries.

5.19 PIPE Investment. Without limiting anything to the contrary contained herein, during the Interim Period, Purchaser may, but shall not be required to, enter into and consummate subscription agreements with investors relating to a private equity investment in Purchaser to purchase shares of Purchaser in connection with a private placement, and/or enter into backstop arrangements with potential investors, in either case on terms mutually agreeable to the Company and Purchaser, acting reasonably (a “PIPE Investment”), and, if Purchaser elects to seek a PIPE Investment to which the Company consents in writing, Purchaser and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such PIPE Investment and use their respective commercially reasonable efforts to cause such PIPE Investment to occur (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Purchaser).

5.20 Extension. The Purchaser shall use its reasonable best efforts to (a) cause the Purchaser Board as promptly as practicable following the date of this Agreement to approve an Extension to April 5, 2022 (the “Initial Extension”) and resolve to recommend that the Purchaser’s stockholders approve such Extension (the “Extension Recommendation”), and not change or modify or propose to change or modify the Extension Recommendation, (b) prepare a proxy statement of the Purchaser (as amended, the “Extension Proxy Statement”) for the purpose of soliciting proxies from Purchaser’s stockholders for such Extension, including the Extension Recommendation, (c) file the Extension Proxy Statement with the SEC as promptly as a practicable following the date of this Agreement and (d) disseminate the Extension Proxy Statement to the Purchaser’s stockholders as soon as practicable. Notwithstanding anything to the contrary contained herein, the Company shall be responsible for funding fifty percent (50%) of any Extension Expenses (including the amount of any additional deposits to the Trust Account that the Purchaser has agreed to make in connection with any Extension) in the form of a loan or loans repayable at Closing. Notwithstanding anything to the contrary contained in this Agreement, any Extension beyond the Initial Extension, shall require the prior written consent of the Company.

5.21 Form S-8. Within two (2) Business Days following the expiration of the sixty (60) day period following the date Purchaser filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Pubco shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Pubco Common Stock issuable under the Incentive Plan, and Pubco shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Plan remain outstanding.

5.22 Negotiation of Employment Agreements. The Parties will use reasonable best efforts to negotiate the Employment Agreements as promptly as practical after signing and before the Closing, with each Party acting reasonably and in good faith.

5.23 Nasdaq Capital Market Listing. Purchaser, the Company and Pubco shall use their respective reasonable best efforts to cause, as promptly as practicable after the date of this Agreement, but in no event later than the Closing Date; (a) Pubco’s initial listing application with the Nasdaq Capital Market in connection with the Transactions to have been approved; (b) Pubco to satisfy all applicable initial and continuing listing requirements of the Nasdaq Capital Market; and (c) the Pubco Common Stock to have been approved for listing on the Nasdaq Capital Market, subject to official notice of issuance.

ARTICLE VI

SURVIVAL AND INDEMNIFICATION

6.1 Survival.

(a) All representations and warranties of the Company contained in this Agreement shall survive the Closing until and including the date that is six (6) months after the Closing Date (the “Expiration Date”); provided, however, that Fraud Claims relating to the Company shall survive until the expiration of the applicable statute of limitations. If a Claim Notice for a bona fide claim of a breach of any representation or warranty has been given before the Expiration Date, then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved. The covenants and agreements made by the Company contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part at after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

(b) The representations and warranties of the Purchaser Parties contained in this Agreement or in any certificate, statement or instrument delivered by or on behalf of a Purchaser Party pursuant to this Agreement shall survive the Closing until and including the Expiration Date; provided, however, that Fraud Claims relating to the Purchaser Parties shall survive until the expiration of the applicable statute of limitations. The covenants and agreements made by the Purchaser Parties and/or the Purchaser Representative in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part at after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms); for the avoidance of doubt, covenants and agreements relating to the payment of the Merger Consideration and adjustments thereto shall survive the Closing, including Sections 1.7, 1.8, 1.9, 1.10, 1.15 and 1.17.

6.2 Indemnification. Subject to the terms and conditions of this Article VI and as acknowledged in the Letter of Transmittal executed by each Company Security Holder, from and after the Closing, the Company Security Holders and their respective successors and assigns (each, with respect to any claim made pursuant to this Article VI, an “Indemnifying Party”) will severally and not jointly indemnify, defend and hold harmless Pubco and its Subsidiaries and each of their respective successors and permitted assigns (each, with respect to any claim made pursuant to this Article VI, an “Indemnified Party”) from and against any and all losses, Actions, Orders, Liabilities, damages, Taxes, interest, penalties, Liens, amounts paid in settlement, and reasonable costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting from (whether or not involving a Third Party Claim): (a) the breach of any representation or warranty made by the Company set forth in this Agreement or in any certificate delivered by the Company, any Company Security Holder or the Seller Representative pursuant to this Agreement; (b) the breach of any covenant or agreement on the part of the Company or, after the Closing, Pubco or a Surviving Subsidiary set forth in this Agreement; or (c) any Action by Person(s) who were holders of equity securities of a Target Company, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of a Target Company, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities (in each case excluding any claims under this Agreement).

6.3 Limitations and General Indemnification Provisions.

(a) Except as otherwise expressly provided in this Article VI, the Indemnified Parties will not be entitled to receive any indemnification payments under clause (a) of Section 6.2 unless and until the aggregate amount of Losses incurred by the Indemnified Parties for which they are otherwise entitled to indemnification under this Article VI exceeds Five Hundred Thousand U.S. Dollars ($500,000) (the “Basket”), in which case the Indemnifying Parties shall be obligated to the Indemnified Parties for the amount of all Losses of the Indemnified Parties from the first dollar of Losses of the Indemnified Parties required to reach the Basket; provided, however, that the Basket shall not apply to (i) indemnification claims for breaches of any of the representations and warranties of the Company contained in Sections 4.1 (Organization and Standing), 4.2 (Authorization; Binding Agreement), 4.3 (Capitalization), 4.4 (Subsidiaries), and 4.26 (Finders and Brokers) or (ii) Fraud Claims.

(b) The maximum aggregate amount of indemnification payments to which the Indemnifying Parties will be obligated to pay in the aggregate (excluding Fraud Claims) shall not exceed an amount equal to Ten Million U.S. Dollars ($10,000,000), and in the case of Fraud Claims, shall not exceed an amount equal to the Merger Consideration actually paid (based on the Redemption Price).

(c) In no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall Losses be deemed to include, (i) any punitive, special, incidental, exemplary, consequential, indirect or exemplary damages, or for any diminution in value changes measured as a multiple of earnings, revenue or by any other similar performance metric, (including loss of future revenue or income, loss of business reputation or opportunity), except for any such damages to the extent actually awarded by a court of competent jurisdiction and paid to a third party in a Third Party Claim or (ii) any loss, liability, damage or expense to the extent included in the calculation of Closing Net Indebtedness, Net Working Capital or Transaction Expenses and that resulted in an adjustment to the Merger Consideration.

(d) Solely for purposes of determining the amount of Losses under this Article VI (and, for the avoidance of doubt, not for purposes of determining whether there has been a breach giving rise to the indemnification claim), all of the representations and warranties set forth in this Agreement (including the disclosure schedules hereto) that are qualified by materiality, Material Adverse Effect or words of similar import or effect will be deemed to have been made without any such qualification.

(e) No investigation or knowledge by an Indemnified Party, any Purchaser Party or their respective Representatives of a breach of a representation, warranty, covenant or agreement of an Indemnifying Party shall affect the representations, warranties, covenants and agreements of the Company, any Company Security Holder or the Seller Representative or the recourse available to the Indemnified Parties or any Purchaser Party under any provision of this Agreement, including this Article VI, with respect thereto.

(f) The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment. The Indemnified Parties shall use their commercially reasonable efforts to seek payments for such Losses from their applicable insurance providers.

(g) Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the extent reasonably necessary to remedy the breach that gives rise to such Loss.

6.4 Indemnification Procedures.

(a) The Purchaser Representative shall have the sole right to act on behalf of the Indemnified Parties with respect to any indemnification claims made pursuant to this Article VI, including bringing and settling any indemnification claims hereunder and receiving any notices on behalf of the Indemnified Parties. The Seller

Representative shall have the sole right to act on behalf of the Indemnifying Parties with respect to any indemnification claims made pursuant to this Article VI, including defending and settling any indemnification claims hereunder and receiving any notices on behalf of the Indemnifying Parties.

(b) In order to make a claim for indemnification hereunder, the Purchaser Representative on behalf of an Indemnified Party must provide written notice (a “Claim Notice”) of such claim to the Seller Representative on behalf of the Indemnifying Parties, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Purchaser Representative may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to the Seller Representative).

(c) In the case of any claim for indemnification under this Article VI arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the Purchaser Representative must give a Claim Notice with respect to such Third Party Claim to the Seller Representative promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is actually prejudiced by the failure to give such notice. The Seller Representative will have the right to defend and to direct the defense against any such Third Party Claim, and with counsel selected by the Seller Representative, unless at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Seller Representative on behalf of the Indemnifying Party and the Purchaser Representative on behalf of the Indemnified Party in the conduct of such defense or (B) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Party. If the Seller Representative on behalf of the Indemnifying Party elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the Purchaser Representative of its intent to do so, and the Purchaser Representative and the Indemnified Party will, at the request and expense of the Seller Representative, cooperate in the defense of such Third Party Claim. If the Seller Representative on behalf of the Indemnifying Party elects not to, or at any time is not entitled under this Section 6.4 to, compromise or defend such Third Party Claim, fails to notify the Purchaser Representative of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the Purchaser Representative on behalf of the Indemnified Party may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Party will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party or the Purchaser Representative without the prior written consent of the Seller Representative on behalf of the Indemnifying Party (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party. The Seller Representative’s right on behalf of the Indemnifying Party to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the Indemnified Party to agree to any settlement that that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the Purchaser Representative on behalf of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed only for a good faith reason). The Purchaser Representative on behalf of the Indemnified Party will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Seller Representative’s right on behalf of the Indemnifying Party to direct the defense.

(d) With respect to any direct indemnification claim that is not a Third Party Claim, the Seller Representative on behalf of the Indemnifying Party will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If the Seller Representative on behalf of the Indemnifying Party does not respond within such thirty (30) days, the Seller Representative on behalf of the Indemnifying Party will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VI and will have no further right to contest the validity of such Claim Notice. If the Seller Representative responds within such thirty (30) days and rejects such claim in whole or in part, the Purchaser Representative on behalf of the Indemnified Party will be free to pursue such remedies as may be available under this Agreement (subject to Section 10.4), any Ancillary Documents or applicable Law.

6.5 Indemnification Payments. Notwithstanding anything herein to the contrary, any indemnification obligation of an Indemnifying Party under this Article VI will be settled solely through delivery to Pubco or its successors of shares of Pubco Common Stock held by the relevant Indemnifying Parties (which delivery shall be required to be made within five (5) Business Days after the final determination of such obligation in accordance with Section 6.4), and in no event shall any Indemnifying Party be required to pay or reimburse with cash or any other assets; provided that, at the election of the relevant Indemnifying Party, such Indemnifying Party may satisfy its several indemnification obligation through the payment of cash to Pubco. With respect to any indemnification payment, the value of each share of Pubco Common Stock for purposes of determining the indemnification payment shall be the Pubco Share Price on the date that the indemnification claim is finally determined in accordance with this Article VI. Any shares of Pubco Common Stock received by Pubco as an indemnification payment shall be promptly canceled by Pubco after its receipt thereof.

6.6 Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims or claims seeking injunctions, specific performance or other equitable relief (including pursuant to Section 10.7), or claims under Ancillary Documents, indemnification pursuant to this Article VI shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

ARTICLE VII

CLOSING CONDITIONS

7.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Closing shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Stockholder Approval. The Purchaser Stockholder Approval Matters that are submitted to the vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Stockholder Approval”).

(b) Required Company Unitholder Approval. The Company Special Meeting, or Action by Written Consent, as applicable, shall have been held in accordance with the DLLCA and the Company’s Organizational Documents, and at such meeting, the requisite vote of the Company Unitholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Mergers (the “Required Company Unitholder Approval”).

(c) Receipt of HSR Approval. The HSR Approval shall have been obtained.

(d) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority (other than the HSR Approval) in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(e) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 7.1(e) shall have each been obtained or made.

(f) No Adverse Law or Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(g) Net Tangible Assets Test. Upon the Closing, after giving effect to the completion of the Redemption, any PIPE Investment and all Expenses, the Purchaser shall have net tangible assets of at least $5,000,001.

(h) Nasdaq Listing. Upon the Closing, Pubco’s initial listing application with the Nasdaq Capital Market in connection with the Merger shall have been approved and, immediately following the Closing, Pubco shall satisfy any applicable initial and continuing listing requirements of the Nasdaq Capital Market. In addition, Pubco shall not have received any notice of non-compliance therewith, and the Pubco Common Stock, shall have been approved for listing on the Nasdaq Capital Market.

(i) Appointment to the Board. The members of the Post-Closing Pubco Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.16.

(j) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

7.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 7.1, the obligations of the Company to consummate the Closing are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Purchaser Parties set forth in this Agreement and in any certificate delivered by or on behalf of a Purchaser Party pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b) Agreements and Covenants. The Purchaser Parties shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing.

(d) Pubco Charter Amendment. Prior to the Closing, Pubco shall file with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL an amended and restated its certificate of incorporation in the form agreed between the Purchaser and the Company (the “Amended Pubco Charter”), which shall become effective upon the Effective Time and which shall amend and restate Pubco’s existing certificate of incorporation to, among other matters, (i) provide that the name of Pubco shall be changed to “eCombustible Energy Corporation”, or such other name as mutually agreed to by the Parties, and (ii) provide for size and structure of the Post-Closing Pubco Board in accordance with Section 5.16(a).

(e) Closing Deliveries.

(i) OFFICER CERTIFICATE. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.2(a), 7.2(b) and 7.2(c).

(ii) SECRETARY CERTIFICATE. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of each Purchaser Party’s Organizational Documents as in effect as of the Closing Date prior to the Effective Time, (B) the resolutions of the board of directors of each of the Purchaser, Pubco and Purchaser Merger Sub, and the resolutions of the equity holders of each of Pubco and the Merger Subs, authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which a Purchaser Party is or is required to be a party or otherwise bound.

(iii) REGISTRATION RIGHTS AGREEMENT. The Company Security Holders shall have received from Pubco a registration rights agreement covering the Merger Consideration Shares received by such Company Security Holders, in the form agreed between the Purchaser and the Company (the “Registration Rights Agreement”), duly executed by the Purchaser.

7.3 Conditions to Obligations of the Purchaser Parties. In addition to the conditions specified in Section 7.1, the obligations of the Purchaser Parties to consummate the Closing are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto, shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies, taken as a whole.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing.

(d) Certain Ancillary Documents. Each Lock-Up Agreement with Significant Company Holders and each Non-Competition Agreement with Management Company Holders shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e) Closing Deliveries.

(i) OFFICER CERTIFICATE. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.3(a), 7.3(b) and 7.3(c).

(ii) SECRETARY CERTIFICATE. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of managers authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Mergers and the other transactions contemplated hereby and thereby, and the adoption of the Company Surviving Subsidiary Organizational Documents, and recommending the approval and adoption of the same by the Company Unitholders at a duly called meeting of members, (C) evidence that the Required Company Unitholder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iii) EMPLOYMENT AGREEMENTS. The Purchaser shall have received employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to the Company and the Purchaser, between each of the persons set forth in Schedule 7.3(e)(iii) hereto and the applicable Target Company or Pubco, as noted in Schedule 7.3(e)(iii), each such employment agreement duly executed by the parties thereto.

(iv) TRANSMITTAL DOCUMENTS. Pubco shall have received from each Company Unitholder the Transmittal Documents, each in form reasonably acceptable for transfer on the books of the Company.

(v) COMPANY CONVERTIBLE SECURITIES. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Company shall have terminated, extinguished and canceled in full all outstanding Company Convertible Securities or commitments therefor.

(vi) RESIGNATIONS. Subject to the requirements of Section 5.16, the Purchaser shall have received written resignations, effective as of the Closing, of each of the managers and officers of the Company as requested by the Purchaser prior to the Closing.

(vii) NON-COMPETITION AGREEMENTS. The Purchaser shall have received Non-Competition and Non-Solicitation Agreements from each of the Management Company Holders in the form attached as Exhibit E hereto (each, a “Non-Competition Agreement”), duly executed by each such Management Company Holder and the Company.

(viii) LOCK-UP AGREEMENTS. The Purchaser shall have received a Lock-Up Agreement for each Significant Company Holder, duly executed by such Significant Company Holder.

(ix) TERMINATION OF CERTAIN CONTRACTS. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Contracts involving the Target Companies and/or Company Security Holders or other Related Persons set forth on Schedule 7.3(e)(ix) shall have been terminated with no further obligation or Liability of the Target Companies thereunder.

7.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Security Holder) to comply with or perform any of its covenants or obligations set forth in this Agreement or any Ancillary Document.

ARTICLE VIII

TERMINATION AND EXPENSES

8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by written notice by either the Purchaser or the Company to the other if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by May 23, 2022 (the “Outside Date”) (provided, that if Purchaser seeks and obtains an Extension, Purchaser shall have the right by providing written notice thereof to the Company to extend the Outside Date for an additional period equal to the shortest of (i) three (3) additional months, (ii) the period ending on the last date for Purchaser to consummate its Business Combination pursuant to such Extension and (iii) such period as determined by Purchaser); provided, however, the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either the Purchaser or the Company to the other if a Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order has become final and non-appealable, provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to the Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied (treating the Closing Date for such purposes as the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Company shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied (treating the Closing Date for such purposes as the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;

(f) by written notice by the Company to the Purchaser, if there shall have been a Material Adverse Effect on the Purchaser following the date of this Agreement which is continuing;

(g) by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Target Companies taken as a whole following the date of this Agreement which is continuing;

(h) by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained; or

(i) by written notice by either the Purchaser or the Company to the other, if the Company Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Company Unitholders have duly voted, and the Required Company Unitholder Approval was not obtained.

8.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.14, 5.15, 8.3, 8.4, 9.1, Article X and this Section 8.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 9.1).

8.3 Fees and Expenses. Subject to Sections 9.1, 10.14 and 10.15, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination.

8.4 Termination Fee. Notwithstanding Section 8.3 above, in the event that there is a valid and effective termination of this Agreement by Purchaser pursuant to Section 8.1(e), then the Company shall pay to Purchaser a termination fee equal to Four Million U.S. Dollars ($4,000,000) (the “Termination Fee”). The Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing by Purchaser as follows: (a) Two Million U.S. Dollars ($2,000,000) payable within ten (10) Business Days after such termination and (b) two (2) quarterly installments of One Million U.S. Dollars ($1,000,000) commencing on the three-month anniversary of such termination. Notwithstanding anything to the contrary in this Agreement, the Parties expressly acknowledge and agree that, with respect to any termination of this Agreement in circumstances where the Termination Fee is payable, the payment of the Termination Fee shall, in light of the difficulty of accurately determining actual damages, constitute liquidated damages with respect to any claim for damages or any other claim which Purchaser would otherwise be entitled to assert against the Company or any of its Affiliates or any of their respective assets, or against any of their respective directors, managers, officers, employees, shareholders or members with respect to this Agreement and the transactions contemplated hereby and shall constitute the sole and exclusive remedy available to Purchaser, provided, that the foregoing shall not limit (x) the Company from Liability for any Fraud Claim relating to events occurring prior to termination of this Agreement or (y) in the case of a termination by Purchaser, the rights of Purchaser to seek specific performance or other injunctive relief in lieu of terminating this Agreement.

ARTICLE IX

WAIVERS against trust

9.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company and the Seller Representative each hereby represents and warrants that it has read the IPO Prospectus and understands that Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Purchaser’s public stockholders (including overallotment shares acquired by Purchaser’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Purchaser Common Stock in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to Purchaser’s Organizational Documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if the Purchaser fails to consummate a Business Combination within twelve (12) months after the closing of the IPO, subject to extension by amendment to Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, and (d) to Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the Seller Representative hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company or the Seller Representative nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Purchaser or any of its Representatives, on the one hand, and the Company, the Seller Representative or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company and the Seller Representative on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates). The Company and the Seller Representative each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and each of the Company and the Seller Representative further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or the Seller Representative or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, each of the Company and the Seller Representative hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on behalf or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or the Seller Representative or any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company, the Seller Representative and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Purchaser or its Representatives, as applicable, prevails in such Action. This Section 9.1 shall survive termination of this Agreement for any reason. Notwithstanding the foregoing, (a) nothing herein shall serve to limit or prohibit the Company’s or the Seller Representative’s right to pursue a claim against Purchaser for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief (but excluding restitution, disgorgement or other equitable relief to the extent affecting funds in the Trust Account or released from the Trust Account to the Public Stockholders or any assets purchased or acquired with such funds) in connection with the consummation of the transactions contemplated hereby (including a claim for Purchaser to specifically perform its obligations under this Agreement) so long as such claim would not affect Purchaser’s ability to fulfill its obligation to effectuate the Redemptions, or Fraud Claims and (b) nothing herein shall serve to limit or prohibit any claims that the Company or the Seller Representative may have in the future against Purchaser’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

ARTICLE X

MISCELLANEOUS

10.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to any Purchaser Party at or prior to the Closing,
to:

Benessere Capital Acquisition Corp.
78 SW 7th Street, Unit 800
Miami, FL 33130
Attn: Patrick Orlando, Chairman and CEO
Telephone No.: (561) 467-5200
Email: porlando@benesserecapital.com

with a copy (which will not constitute notice)

to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
Attn: Barry I. Grossman, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

If to the Purchaser Representative, to: BCAC Purchaser Rep LLC 78 SW 7th Street, Unit 800 Miami, FL 33130 Attn: Patrick Orlando Telephone No.: (561) 467-5200 Email: info@benespac.com with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
Attn: Barry I. Grossman, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

If to the Company to: eCombustible Energy LLC 16990 Collins Ave., Suite 1102 Miami, FL 33160 Attn: Jorge Arevalo, CEO Telephone No.: (786) 565-8610 Email: jarevalo@ecombustible.com with a copy (which will not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, CA 94304-1115
Attn: Stanley F. Pierson, Esq.
Facsimile No.: (650) 233-4545
Telephone No.: (650) 233-4625
Email: spierson@pillsburylaw.com

If to the Seller Representative to: Jorge Arevalo 16990 Collins Ave., Suite 1102 Miami, FL 33160 Telephone No.: (786) 565-8610 Email: jarevalo@ecombustible.com with a copy (which will not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street

Palo Alto, CA 94304-1115
Attn: Stanley F. Pierson, Esq.
Facsimile No.: (650) 233-4545
Telephone No.: (650) 233-4625
Email: spierson@pillsburylaw.com

If to Pubco after the Closing, to:

eCombustible Energy Corporation
16990 Collins Ave., Suite 1102

Miami, FL 33160
Attn: Jorge Arevalo, CEO
Telephone No.: (786) 565-8610
Email: jarevalo@ecombustible.com

with a copy (which will not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, CA 94304-1115
Attn: Stanley F. Pierson, Esq.
Facsimile No.: (650) 233-4545
Telephone No.: (650) 233-4625
Email: spierson@pillsburylaw.com

and

the Purchaser Representative (and its copy for notices)

10.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser, Pubco and the Company (and after the Closing, the Purchaser Representative and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

10.3 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.17, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

10.4 Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 10.4, and any dispute to be determined by the Independent Expert in accordance with Section 1.15) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 10.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each Party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the Parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of Delaware. Time is of the essence. Each Party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any Party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary

Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant Party (or Parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in Miami, Florida. The language of the arbitration shall be English. Any judgment upon any award rendered by the arbitrator may be entered in and enforced by any court of competent jurisdiction. The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in Miami, Florida to enforce any award of the arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the arbitration.

10.5 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof.

10.6 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

10.7 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

10.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

10.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, Pubco, the Company, the Purchaser Representative and the Seller Representative.

10.10 Waiver. The Purchaser on behalf of itself and its Affiliates, including the other Purchaser Parties, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Security Holders, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser Representative or the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Purchaser Representative.

10.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

10.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under the DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

10.13 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.14 Purchaser Representative.

(a) Each of the Purchaser and Pubco, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably constitutes and appoints BCAC Purchaser Rep LLC in the capacity as the Purchaser Representative, as each such Person’s true and lawful agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i) bringing, managing, controlling, defending and settling on behalf of an Indemnified Party any indemnification claims by any of them under Article VI; (ii) controlling and making any determinations with respect to the post-Closing Merger Consideration adjustments under Section 1.15; (iii) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party; (iv) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under this Agreement or any Ancillary Documents to which the Purchaser Representative is a party; (v) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (vi) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable out-of-pocket fees and expenses allocable or in any way relating to such transaction or any indemnification claim; and (vii) otherwise enforcing the rights and obligations of any such Persons under this Agreement and the Ancillary Documents to which the Purchaser Representative is a party, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Pubco Securities from and after the Closing (other than the Company Security Holders and their respective successors and assigns). All decisions and actions by the Purchaser Representative, including any agreement between the Purchaser Representative and Pubco, the Purchaser, the Company, the Seller Representative, any Company Security Holder or other Indemnifying Party relating to the defense or settlement of any claims for which an Indemnifying Party may be required to indemnify an Indemnified Party pursuant to Article VI, shall be binding upon Pubco, the Purchaser and their respective Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 10.14 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

(b) The Purchaser Representative shall not be liable for any act done or omitted under this Agreement or any Ancillary Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. Pubco and the Purchaser shall jointly and severally indemnify, defend and hold harmless the Purchaser Representative from and against any and all Losses incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under this Agreement or any Ancillary Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The

Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, if reasonably determined to be necessary or appropriate by the Purchaser Representative, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the sole reasonable cost and expense of Pubco and the Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable and documented out-of-pocket expenses (including court costs and filing fees), as the Purchaser Representative may reasonably deem necessary or appropriate from time to time, and to the extent not directly paid by Pubco or the Purchaser, Pubco or the Purchaser shall promptly upon request by the Purchaser Representative advance any such costs and expenses to the Purchaser Representative in connection therewith. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 10.14 shall survive the Closing and continue indefinitely.

(c) The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to Pubco, the Purchaser and the Seller Representative, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.

10.15 Seller Representative.

(a) Each Company Security Holder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Jorge Arevalo, in his capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement or any of the Ancillary Documents to which the Seller Representative is a party, including: (i) managing, controlling, defending and settling on behalf of an Indemnifying Party any indemnification claims against any of them under Article VI, including controlling, defending, managing, settling and participating in any Third Party Claim in accordance with Section 6.4; (ii) controlling and making any determinations with respect to the post-Closing Merger Consideration adjustments under Section 1.15; (iii) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Seller Representative is a party (provided, that any such action, if material to the rights and obligations of the Company Security Holders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Company Security Holders unless otherwise agreed by each Company Security Holder who is subject to any disparate treatment of a potentially material and adverse nature); (iv) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under this Agreement or any Ancillary Documents to which the Seller Representative is a party; (v) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (vi) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; (vii) receiving all or any portion of the consideration provided to the Company Security Holders under this Agreement and to distribute the same to the Company Security Holders in accordance with their Pro Rata Share; and (viii) otherwise enforcing the rights and obligations of any such Persons under this Agreement and the Ancillary Documents to which the Seller Representative is a party, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the Purchaser Representative, the Purchaser, Pubco or any other Indemnified Party relating to the defense or settlement of any claims for which an Indemnifying Party may be required to indemnify an Indemnified Party pursuant to Article VI, shall be binding upon each Company Security Holder and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 10.15 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

(b) Any other Person, including the Purchaser Representative, Pubco, the Purchaser, the Company and the Indemnified Parties and the Indemnifying Parties may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Security Holders hereunder or any Ancillary Document to which the Seller Representative is a party. The Purchaser Representative, Pubco, the Purchaser, the Company and each Indemnified Party and Indemnifying Party shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) the settlement of any indemnification claims by an Indemnified Party pursuant to Article VI, (ii) any payment instructions provided by the Seller Representative or (iii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Company Security Holder nor any Indemnifying Party shall have any cause of action against the Purchaser Representative, Pubco, the Purchaser, the Company or any other Indemnified Party for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Purchaser Representative, Pubco, the Purchaser, the Company and the other Indemnified Parties shall not have any Liability to any Company Security Holder or other Indemnifying Party for any allocation or distribution among the Company Security Holders by the Seller Representative of payments or issuances made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Company Security Holder under this Agreement or any Ancillary Document to which the Seller Representative is a party shall be made to the Seller Representative for the benefit of such Company Security Holder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Security Holder with respect thereto. All notices or other communications required to be made or delivered by a Company Security Holder shall be made by the Seller Representative (except for a notice under Section 10.15(d) of the replacement of the Seller Representative).

(c) The Seller Representative will act for the Company Security Holders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Security Holders, but the Seller Representative will not be responsible to the Company Security Holders for any Losses that the Company Security Holders or other Indemnifying Parties may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. The Company Security Holders, by delivery of Letters of Transmittal, will jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred or suffered as a result of the performance of the Seller Representative’s duties under this Agreement or any Ancillary Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative, except for any liability arising out of the bad faith, gross negligence or willful misconduct of the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under this Agreement or any Ancillary Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, if reasonably determined to be necessary or appropriate by the Seller Representative, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable and documented out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. In addition to the foregoing, the Company shall be responsible for and shall reimburse or otherwise pay for all of Jorge Arevalo’s reasonable expenses incurred by him in connection with the transactions contemplated hereby. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 10.15 shall survive the Closing and continue indefinitely.

(d) If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Company Security Holders, then the Company Security Holders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Security Holders holding in the aggregate a Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser Representative, Pubco and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

10.16 Legal Representation. The Parties agree that, notwithstanding the fact that EGS may have, prior to Closing, jointly represented the Purchaser Parties, the Purchaser Representative and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent one or more of the Sponsor, the Purchaser Representative or their respective Affiliates in connection with matters in which such Persons are adverse to Pubco, the Purchaser or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Seller Representative, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor, the Purchaser Representative or their respective Affiliates in which the interests of such Person are adverse to the interests of Pubco, the Purchaser, the Company and/or the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Purchaser Parties, the Sponsor, the Purchaser Representative or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor and the Purchaser Representative shall be deemed the clients of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor and the Purchaser Representative, shall be controlled by the Purchaser Representative and shall not pass to or be claimed by the Purchaser or Pubco; provided, further, that nothing contained herein shall be deemed to be a waiver by any Purchaser Party or any of their respective Affiliates (including, after the Effective Time, the Surviving Subsidiaries and the Target Companies) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

ARTICLE XI

DEFINITIONS

11.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate of the Purchaser prior to the Closing.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York and Miami, Florida are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York and Miami, Florida are generally open for use by customers on such day.

“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time.

“Closing Net Indebtedness” means, as of the Reference Time, (i) the aggregate amount of all Indebtedness of the Target Companies, less (ii) the Closing Company Cash, in each case of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles; provided, however, that, for purposes of this definition, whether or not the following is consistent with the Accounting Principles, clause (i) will exclude any Indebtedness arising out of or pursuant to the Project Financing and clause (ii) will exclude any proceeds of the Project Financing.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the certificate of formation of the Company, as amended and effective under the DLLCA, prior to the Effective Time.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any limited liability membership interests of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any limited liability company membership interests of the Company.

“Company Securities” means, collectively, the Company Units and any Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Unitholders” means, collectively, the holders of Company Units.

“Company Units” means the units of any type or class representing fractional parts of the limited liability company membership interest of the Company, as provided in the Company Organizational Documents.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any rights in works of authorship, mask works and all copyrights in the foregoing, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or response to the COVID-19 Pandemic.

“COVID-19 Pandemic” means the infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and commonly known as “COVID-19”, any evolution thereof or related or associated epidemics, pandemics or disease outbreaks.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Section 111 et seq., Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 U.S.C. Section 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fraud Claim” means any claim based in whole or in part upon actual fraud (as determined pursuant to a final, non-appealable order of a court of competent jurisdiction) with respect to the making of the representations set forth in Article III or Article IV, as applicable, that involves a misrepresentation (by the Purchaser, with respect to Article III, and by the Company, with respect to Article IV) with the actual knowledge that the applicable representation and warranty was actually breached when made, with the specific intent that (a) in the case of fraud by the Company, the Purchaser rely thereon and (b) in the case of fraud by the Purchaser, the Company rely thereon, and for the avoidance of doubt, does not include constructive fraud or other claims based on constructive, imputed or implied knowledge, negligent misrepresentation, recklessness or similar theories; provided that the Person claiming fraud shall comply with any other requirements pursuant to applicable Law for asserting a claim of fraud (including pleading with particularity).

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“HSR Approval” means the filing of a Notification and Report Form with the United States Federal Trade Commission and the United States Department of Justice under the HSR Act and the expiration or termination of any applicable waiting period (including any extensions) thereunder, if required.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien (other than a Permitted Lien) on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness described in clauses (a) through (h) above of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“IPO” means the initial public offering of Purchaser Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of January 4, 2021, and filed with the SEC on January 6, 2021 (File No. 333-249814).

“IPO Underwriter” means EF Hutton (FKA Kingswood Capital Markets), a division of Benchmark Investments, Inc., the lead underwriter in the IPO.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of Jorge Arevalo, Karen Childress, Jim Driscoll or Carlos Kiyan Miyashiro, after reasonable inquiry or (ii) any Purchaser Party, the actual knowledge of Patrick Orlando, Francisco Flores or Guillermo Cruz, after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law, other than any restrictions arising under securities laws.

“Loss” means any and all losses, Liabilities, damages, diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses).

“Management Company Holder” means any Company Unitholder who is an executive officer or manager of the Company.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, results of operation or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the Mergers prior to the Outside Date; provided, however, that for purposes of clause (a) above, any facts, events, occurrences, changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets (including changes in the credit, debt, securities and capital markets) or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) earthquakes, hurricanes, tsunamis, tornados, floods, mudslides or other natural or man-made disasters, weather conditions, explosions or fires or other force majeure event; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); (vi) the announcement or pendency of the transactions contemplated by this Agreement (including the Mergers) (provided that this clause (vi) shall not apply to any representation or warranty to the extent such representation or warranty relates to the consequences resulting from the execution, announcement, performance or existence of this Agreement); (vii) the taking of any action required by this Agreement; (viii) any change in applicable Laws or the interpretation thereof after the date hereof; (ix) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Authority affecting a national or federal government as a whole; (x) the commencement, continuation or escalation of a war, riots, terrorism, hacking, cybercrimes, armed hostilities or other international or national calamity or act of terrorism directly or indirectly involving the United States of America or other country in which the Target Companies operate; (xi) changes in, or effects arising from or relating to, any epidemic, pandemic or disease outbreak (including the COVID-19 Pandemic or any COVID-19 Measure), curfews or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including the COVID-19 Pandemic) or material worsening of such conditions threatened or existing as of the date of this Agreement and (xii) the consummation and effects of the Redemption (or any redemption in connection with the Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i), (iii), (iv), (viii), (ix), and (x) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent (and only to such extent) that such event, occurrence, fact, condition, or change has an adversely disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the amount of the Redemption (or any redemption in connection with the Extension) or the failure to obtain the Required Purchaser Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.

“Nasdaq” means the Nasdaq Capital Market.

“Net Working Capital” means, as of the Reference Time, (i) all current assets of the Target Companies (excluding, without duplication, Closing Company Cash), on a consolidated basis, minus (ii) all current liabilities of the Target Companies (excluding, without duplication, Indebtedness and unpaid Transaction Expenses), on a consolidated basis and as determined in accordance with the Accounting Principles; provided, that, for purposes of this definition, whether or not the following is consistent with the Accounting Principles, “current assets” will exclude any receivable from a Company Security Holder and any proceeds of the Project Financing and “current liabilities” will exclude any Indebtedness arising out of or pursuant to the Project Financing.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating or limited liability company agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and rights in the inventions, designs and improvements described and claimed therein, rights in patentable inventions and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use or occupancy of the affected parcel by the Target Companies or (f) Liens arising under this Agreement or any Ancillary Document, (g) Liens arising under applicable securities laws and (h) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair or interfere with the current use of the Target Companies’ assets subject thereto.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign or political subdivision thereof or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Project Financing” means any project financing extended to any Target Company pursuant to the transactions described in further detail on Schedule 11.1 hereto.

“Pubco Common Stock” means the shares of common stock, par value $0.0001 per share, of Pubco.

“Pubco Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of Pubco.

“Pubco Private Warrants” means one whole warrant entitling the holder thereof to purchase one (1) share of Pubco Common Stock at a price of $11.50 per share.

“Pubco Public Warrants” means one whole warrant entitling the holder thereof to purchase one (1) share of Pubco Common Stock at a price of $11.50 per share.

“Pubco Securities” means the Pubco Common Stock, the Pubco Preferred Stock and the Pubco Warrants, collectively.

“Pubco Share Price” means an amount equal to the VWAP of the Pubco Common Stock over the twenty (20) Trading Days ending at the close of business on the principal securities exchange or securities market on which the Pubco Common Stock are then traded immediately prior to the date of determination (provided, that if the date of determination within twenty (20) Trading Days after the Closing Date, the applicable period of Trading Days for the VWAP shall be the Trading Day starting immediately after the Closing Date and ending on the Trading Day immediately prior to the date of determination), as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing.

“Pubco Warrants” means Pubco Private Warrants and Pubco Public Warrants, collectively.

“Purchaser Charter” means, the certificate of incorporation of the Purchaser, as amended and effective under the DGCL.

“Purchaser Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Purchaser, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

“Purchaser Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Closing Cash” means, immediately prior to the Closing, the Purchaser’s cash and cash equivalents, including funds remaining in the Trust Account and the proceeds of any PIPE Investment approved by the Company in accordance with Section 5.19, and any other financing occurring prior to or contemporaneously with the Closing (but (a) after giving effect to the completion and payment of the Redemption and (b) prior to the payment of any unpaid Expenses incurred by or on behalf of Pubco, the Purchaser Parties, the Company or any of its Subsidiaries, and any other Liabilities of the Purchaser Parties or Pubco due at the Closing).

“Purchaser Common Stock” means the shares of Purchaser Class A Common Stock and Purchaser Class B Common Stock, collectively.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, the Seller Representative or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information.

“Purchaser Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Private Right” means one (1) right that was included as part of each Purchaser Private Unit entitling the holder thereof to receive one-tenth (1/10) of one (1) share of Purchaser Class A Common Stock upon the consummation by the Purchaser of its Business Combination.

“Purchaser Private Units” means the units issued by Purchaser in a private placement to the Sponsor at the time of the consummation of the IPO consisting of one (1) share of Purchaser Class A Common Stock, one (1) Purchaser Private Right and three-fourths (3/4) of one (1) Purchaser Private Warrant.

“Purchaser Private Warrant” means one (1) whole warrant of which three-fourths (3/4) was included as part of each Purchaser Private Unit, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Public Right” means one (1) right that was included as part of each Purchaser Public Unit entitling the holder thereof to receive one-tenth (1/10) of one (1) share of Purchaser Class A Common Stock upon the consummation by the Purchaser of its Business Combination.

“Purchaser Public Units” means the units issued in the IPO (including overallotment units acquired by Purchaser’s underwriter) consisting of one (1) share of Purchaser Class A Common Stock, one (1) Purchaser Public Right and three-fourths (3/4) of one (1) Purchaser Public Warrant.

“Purchaser Public Warrant” means one (1) whole warrant of which three-fourths (3/4) was included as part of each Purchaser Public Unit, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Rights” means the Purchaser Private Rights and the Purchaser Public Rights, collectively.

“Purchaser Securities” means the Purchaser Units, the Purchaser Common Stock, the Purchaser Preferred Stock, the Purchaser Warrants and the Purchaser Rights, collectively.

“Purchaser Units” means Purchaser Private Units and Purchaser Public Units, collectively.

“Purchaser Warrants” means Purchaser Private Warrants and Purchaser Public Warrants, collectively.

“Redemption Price” means an amount equal to the price at which each share of Purchaser Common Stock is redeemed or converted pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, Transaction Expenses or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means any (i) Management Company Holder or (ii) any Company Unitholder who owns more than five percent (5%) of the issued and outstanding Company Units.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means ARC Global Investments LLC, a Delaware limited liability company, in its capacity as sponsor of the Purchaser.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Target Net Working Capital Amount” means, as of the Reference Time, an amount equal to (a) negative $4,311,760 (-$4,311,760) less (b) $1,000,000 for each month that has elapsed between

September 30, 2021 and the Reference Time (provided, however, that in respect of a fraction of a month that has elapsed, such $1,000,000 monthly reduction shall be prorated based upon (i) a month of thirty (30) days and (ii) the actual number of days elapsed in such fraction of a month).

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which shares of Pubco Common Stock are actually traded on the principal securities exchange or securities market on which shares of Pubco Common Stock are then traded.

“Transaction Expenses” means all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director. manager or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, or (iii) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on Purchaser, Merger Sub or any Target Company in connection with the Merger or the other transactions contemplated by this Agreement.

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of January 4, 2021, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

11.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
AAA Procedures	10.4
Acquisition Proposal	5.6(a)
Adjustment Amount	1.15(d)
Agreement	Preamble
Alternative Transaction	5.6(a)
Amended Pubco Charter	7.2(d)
Antitrust Laws	5.9(b)
Audited Company Financials	4.7(a)
Basket	6.3(a)
Business Combination	9.1
CFO	1.15(a)
Claim Notice	6.4(b)
Closing	2.1
Closing Date	2.1
Closing Filing	5.14(b)
Closing Press Release	5.14(b)
Closing Statement	1.15(a)
DLLCA	1.2
Company	Preamble
Company Benefit Plan	4.19(a)
Company Certificates	1.11(a)
Company Certificate of Merger	1.3
Company Directors	5.16(a)
Company Disclosure Schedules	Article IV
Company Financials	4.7(a)
Company IP	4.13(c)
Company IP Licenses	4.13(a)
Company Material Contract	4.12(a)
Company Merger	Recitals
Company Merger Sub	Preamble

Term	Section
Company Permits	4.10
Company Personal Property Leases	4.16
Company Real Property Leases	4.15
Company Registered IP	4.13(a)
Company Special Meeting	5.13
Company Certificate of Merger	1.3
Company Surviving Subsidiary	1.2
D&O Indemnified Persons	5.17(a)
D&O Tail Insurance	5.17(b)
DGCL	1.1
Dispute	10.4
DLLCA	1.2
Earnout Period	1.17(a)(i)
Earnout Shares	1.17(a)
Earnout Share Payments	1.17(a)(ii)
Earnout Statement	1.17(b)
Effective Time	1.3
EGS	2.1
Enforceability Exceptions	3.2
Environmental Permit	4.20(a)
ERISA Affiliate	4.19(e)
Estimated Closing Statement	1.14
Expenses	8.3
Expiration Date	6.1(a)
Extension	5.3(a)
Extension Recommendation	5.20
Extension Proxy Statement	5.20
Federal Securities Laws	5.7
First Earnout Share Payment	1.17(a)(i)
First Share Price Target	1.17(a)(i)

Term	Section
Incentive Plan	5.12(a)
Indemnified Party	6.2
Indemnifying Party	6.2
Independent Expert	1.15(b)
Independent Expert Notice Date	1.15(b)
Initial Extension	5.20
Letter of Transmittal	1.11(d)
Lock-Up Agreement	1.11(d)
Loss	6.2
Lost Certificate Affidavit	1.11(g)
Mergers	Recitals
Merger Consideration	1.7
Merger Consideration Shares	1.14
Merger Subs	Preamble
Non-Competition Agreement	7.3(e)(iv)
Objection Statement	1.15(b)
OFAC	3.19(c)
Off-the-Shelf Software	4.13(a)
Outbound IP License	4.13(b)
Outside Date	8.1(b)
Party(ies)	Preamble
Post-Closing Pubco Board	5.16(a)
Pro Rata Shares	1.7
Proxy Statement	5.12(a)
Pubco	Preamble
Public Certifications	3.6(a)
Public Stockholders	9.1
Purchaser	Preamble
Purchaser Certificates	1.11(a)
Purchaser Certificate of Merger	1.3
Purchaser Directors	5.16(a)
Purchaser Disclosure Schedules	Article III
Purchaser Financials	3.6(c)

Term	Section
Purchaser Material Contract	3.13(a)
Purchaser Merger Sub	Preamble
Purchaser Merger	Recitals
Purchaser Parties	Preamble
Purchaser Representative	Preamble
Purchaser Special Meeting	5.12(a)
Purchaser Stockholder Approval Matters	5.12(a)
Purchaser Surviving Subsidiary	1.1
Redemption	5.12(a)
Registration Statement	5.12(a)
Related Person	4.21
Released Claims	9.1
Representative Party	1.15(b)
Required Company Unitholder Approval	7.1(b)
Required Purchaser Stockholder Approval	7.1(a)
Resolution Period	10.4
SEC Reports	3.6(a)
Second Earnout Share Payment	1.17(a)(ii)
Second Share Price Target	1.17(a)(ii)
Section 409A Plan	4.19(a)
Seller Representative	Preamble
Signing Filing	5.14(b)
Signing Press Release	5.14(b)
Surviving Subsidiaries	1.2
Termination Fee	8.4
Third Party Claim	6.4(c)
Transmittal Documents	1.11(d)
Top Customers	4.23
Top Vendors	4.23
Voting Agreements	Recitals

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:

BENESSERE CAPITAL ACQUISITION CORP.

By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: President and Chief Executive Officer

Pubco:

BCAC HOLDINGS INC.

By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: President

Purchaser Merger Sub:

BCAC PURCHASER MERGER SUB INC.

By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: President

Company Merger Sub:

BCAC COMPANY MERGER SUB LLC, By BCAC Holdings Inc., its sole member

By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: President

The Purchaser Representative:

BCAC PURCHASER REP LLC, solely in the capacity as the Purchaser Representative hereunder

By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: Member

[Signature Page to Agreement and Plan of Merger]

The Company:

ECOMBUSTIBLE ENERGY LLC

By:	/s/ Jorge Arevalo
Name: Jorge Arevalo
Title: Chief Executive Officer

The Seller Representative:

/s/ Jorge Arevalo
Jorge Arevalo, solely in the capacity as the Seller Representative hereunder

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made as of November 23, 2021 by and among (i) Benessere Capital Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) eCombustible Energy LLC, a Delaware limited liability company (the “Company”), and (iii) the undersigned member (“Holder”) of the Company. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement.

WHEREAS, on or about the date hereof, the Purchaser, BCAC Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Purchaser (“Pubco”), BCAC Purchaser Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), BCAC Company Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“Company Merger Sub”), the Company and the other parties named therein, have entered into that certain Agreement and Plan of Merger (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, among other matters, (i) Purchaser Merger Sub will merge with and into Purchaser, with Purchaser continuing as the surviving entity (the “Purchaser Merger”), and with security holders of Purchaser receiving substantially equivalent securities of Pubco, and (ii) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Company Merger”, and together with the Purchaser Merger, the “Mergers”), and with equity holders of the Company receiving shares of common stock of Pubco, and as a result of which Mergers, among other matters, Purchaser and the Company will become wholly-owned subsidiaries of Pubco and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law, as amended, and the Delaware Limited Liability Company Act, as amended (the “DLLCA”);

WHEREAS, the board of managers of the Company has (a) approved and declared advisable the Merger Agreement, the Ancillary Documents, the Mergers and the other transactions contemplated by any such documents (collectively, the “Transactions”), (b) determined that the Transactions are fair to, and in the best interests of the Company and its members (the “Company Members”) and (c) recommended the approval and the adoption by each of the Company Members of the Merger Agreement, the Ancillary Documents, the Mergers and the other Transactions; and

WHEREAS, as a condition to the willingness of the Purchaser to enter into the Merger Agreement, and as an inducement and in consideration therefor, and in view of the valuable consideration to be received by Holder thereunder, and the expenses and efforts to be undertaken by the Purchaser and the Company to consummate the Transactions, the Purchaser, the Company and Holder desire to enter into this Agreement in order for Holder to provide certain assurances to the Purchaser regarding the manner in which Holder is bound hereunder to vote any membership interests or other equity interests of the Company which Holder beneficially owns, holds or otherwise has voting power (the “Units”) during the period from and including the date hereof until the earlier of the Closing and the date on which this Agreement is terminated in accordance with its terms (the “Voting Period”) with respect to the Merger Agreement, the Mergers, the Ancillary Documents and the Transactions.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Covenant to Vote the Units. Holder agrees, with respect to all of the Units:

(a) during the Voting Period, at each meeting of the Company Members or any class or series thereof, and in each written consent or resolutions of any of the Company Members in which

Holder is entitled to vote or consent as a member of the Company, Holder hereby unconditionally and irrevocably agrees to be present for such meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Units (i) in favor of, and adopt, the Company Merger, the Merger Agreement and the Ancillary Documents to which it is a party, and (ii) to vote the Units in opposition to: (A) any Acquisition Proposal and any and all other proposals (x) for the acquisition of the Company, or (y) which are in competition with or materially inconsistent with the Transactions ; (B) other than as contemplated by the Merger Agreement, any material change in (x) the present capitalization of the Company or any amendment of the Company’s Organizational Documents or (y) the Company’s limited liability company structure or business; or (C) any other action or proposal involving any Target Company that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the Transactions or would reasonably be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled (provided that nothing herein shall affect, restrict or in any way apply to any right that the Company (whether acting through any of its governing bodies or managers or members) has to terminate the Merger Agreement in accordance with the terms thereof);

(b) to promptly execute and deliver all related documentation and take such other action in support of the Mergers, the Merger Agreement, any Ancillary Documents and any of the Transactions as shall reasonably be requested by the Company or the Purchaser in order to carry out the terms and provision of this Section 1, including, without limitation, (i) execution and delivery to the Company of a Letter of Transmittal, and the Transmittal Documents, (ii) delivery of Holder’s Company Certificate (or a Lost Certificate Affidavit in lieu of the Company Certificate), duly endorsed for transfer, to Pubco and any related documents as may be reasonably requested by Pubco or the Purchaser, (iii) any actions by written consent of the Company Members presented to Holder, and (iv) any applicable Ancillary Documents (including, if applicable, a Lock-Up Agreement and a Non-Competition Agreement), customary instruments of conveyance and transfer, and any consent, waiver, governmental filing, and any similar or related documents; not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units owned by Holder or his/her/its Affiliates in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the Company and the Purchaser in connection with the Merger Agreement, the Ancillary Documents and any of the Transactions; and

(c) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to the Mergers, the Merger Agreement, the Ancillary Documents and any of the Transactions, including pursuant to the DLLCA

2. Other Covenants.

(a) No Transfers. Holder agrees that during the Voting Period it shall not, and shall cause its Affiliates not to, without the Purchaser’s and the Company’s prior written consent, (A) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Units; (B) grant any proxies or powers of attorney with respect to any or all of the Units; (C) permit to exist any lien of any nature whatsoever (other than those imposed by this Agreement, applicable securities Laws or the Company’s Organizational Documents, as in effect on the date hereof) with respect to any or all of the Units; or (D) take any action with the intent of preventing, impeding, interfering with or adversely affecting Holder’s ability to perform its obligations under this Agreement. The Company hereby agrees that it shall not permit any Transfer of the Units in violation of this Agreement. Holder agrees with, and covenants to, the Purchaser and the Company that Holder shall not request that the Company register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Units during the term of this Agreement without the prior written consent of the Purchaser and the Company, unless such Transfer is permitted hereunder.

2

(b) Permitted Transfers. Section 2(a) shall not prohibit a Transfer of Units by Holder (i) to any family member or trust for the benefit of any family member, (ii) to any stockholder, member or partner of Holder, if an entity, (iii) to any Affiliate of Holder, or (iv) to any person or entity if and to the extent required by any non-consensual Order, by divorce decree or by will, intestacy or other similar Applicable Law, so long as, in the case of the foregoing clauses (i), (ii) and (iii), the assignee or transferee agrees to be bound by the terms of this Agreement and executes and delivers to the parties hereto a written consent and joinder memorializing such agreement. During the term of this Agreement, the Company will not register or otherwise recognize the transfer (book-entry or otherwise) of any Units or any certificate or uncertificated interest representing any of Holder’s Units, except as permitted by, and in accordance with, this Section 2(b).

(c) Changes to Units. In the event of an equity distribution, or any change in the equity interests of the Company by reason of any equity distribution, equity split, recapitalization, combination, conversion, exchange of equity interests or the like, the term “Units” shall be deemed to refer to and include the Units as well as all such equity distributions and any securities into which or for which any or all of the Units may be changed or exchanged or which are received in such transaction. Holder agrees during the Voting Period to notify the Purchaser and the Company promptly in writing of the number and type of any additional Units acquired by Holder, if any, after the date hereof.

(d) Registration Statement. During the Voting Period, Holder agrees to provide to the Purchaser, the Company and their respective Representatives any information regarding Holder or the Units that is reasonably requested by the Purchaser, the Company or their respective Representatives (including Pubco) for inclusion in the Registration Statement.

(e) Publicity. Holder shall not issue any press release or otherwise make any public statements with respect to the Transactions or the transactions contemplated herein without the prior written approval of the Company and the Purchaser. Holder hereby authorizes the Company and the Purchaser to publish and disclose in any announcement or disclosure required by the SEC, Nasdaq or the Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), Holder’s identity and ownership of the Units and the nature of Holder’s commitments and agreements under this Agreement, the Merger Agreement and any other Ancillary Documents.

3. Reserved.

4. Capacity. Notwithstanding anything in this Agreement to the contrary, this Agreement is executed and delivered by Holder solely in his, her or its capacity as a holder and owner of Units and not as an officer, director or manager of the Company.

5. Representations and Warranties of Holder. Holder hereby represents and warrants to the Purchaser and the Company as follows:

(a) Binding Agreement. Holder (i) if a natural person, is of legal age to execute this Agreement and is legally competent to do so and (ii) if not a natural person, is (A) a corporation, limited liability company, company or partnership duly organized and validly existing under the laws of the jurisdiction of its organization and (B) has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. If Holder is not a natural person, the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby by Holder has been

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duly authorized by all necessary corporate, limited liability or partnership action on the part of Holder, as applicable. This Agreement, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Holder, enforceable against Holder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). Holder understands and acknowledges that the Purchaser is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Holder.

(b) Ownership of Units. As of the date hereof, Holder has beneficial ownership over the type and number of the Units set forth under Holder’s name on the signature page hereto, is the lawful owner of such Units, has the sole power to vote or cause to be voted such Units, and has good and valid title to such Units, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those imposed by this Agreement, applicable securities Laws or the Company’s Organizational Documents, as in effect on the date hereof. There are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby pursuant to arrangements made by Holder. Except for the Units set forth under Holder’s name on the signature page hereto, as of the date of this Agreement, Holder is not a beneficial owner or record holder of any: (i) equity securities of the Company, (ii) securities of the Company having the right to vote on any matters on which the holders of equity securities of the Company may vote or which are convertible into or exchangeable for, at any time, equity securities of the Company or (iii) options, warrants or other rights to acquire from the Company any equity securities or securities convertible into or exchangeable for equity securities of the Company.

(c) No Conflicts. No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby. None of the execution and delivery of this Agreement by Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby shall (i) conflict with or result in any breach of the certificate of incorporation, bylaws or other comparable organizational documents of Holder, if applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any Contract or obligation to which Holder is a party or by which Holder or any of the Units or its other assets may be bound, or (iii) violate any applicable Law or Order, except for any of the foregoing in clauses (i) through (iii) as would not reasonably be expected to impair Holder’s ability to perform its obligations under this Agreement in any material respect.

(d) No Inconsistent Agreements. Holder hereby covenants and agrees that, except for this Agreement, Holder (i) has not entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Units inconsistent with Holder’s obligations pursuant to this Agreement, (ii) has not granted, nor will grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Units and (iii) has not entered into any agreement or knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of Holder contained herein untrue or incorrect in any material respect or have the effect of preventing Holder from performing any of its material obligations under this Agreement.

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6. Miscellaneous.

(a) Termination. Notwithstanding anything to the contrary contained herein, this Agreement shall automatically terminate, and none of the Purchaser, the Company or Holder shall have any rights or obligations hereunder, upon the earliest to occur of (i) the mutual written consent of the Purchaser, the Company and Holder, (ii) the Effective Time, and (iii) the date of termination of the Merger Agreement in accordance with its terms. The termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against another party hereto or relieve such party from liability for such party’s breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of this Section 6(a) shall survive the termination of this Agreement.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be assigned, transferred or delegated by Holder at any time without the prior written consent of the Purchaser and the Company, and any purported assignment, transfer or delegation without such consent shall be null and void ab initio.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d) Governing Law; Arbitration; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement (a “Dispute”) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof. Any and all Disputes (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 6(d)) shall be governed by this Section 6(d). A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within the Resolution Period; provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing AAA Procedures of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of Delaware. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in Miami, Florida. The language of the arbitration shall be English. Any judgment upon any award rendered by the arbitrator may be entered in and enforced by any court of competent jurisdiction. The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in Miami, Florida to enforce any award of the arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the arbitration.

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(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(e).

(f) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Purchaser, to:

Benessere Capital Acquisition Corp.
78 SW 7th Street, Suite 500
Miami, FL 33130
Attn: Patrick Orlando, Chairman and CEO
Telephone No.: (561) 467-5200
Email: porlando@benesserecapital.com

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

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If to the Company, to: eCombustible Energy LLC 16990 Collins Ave., Suite 1102 Miami, FL 33160 Attn: Jorge Arevalo, CEO Telephone No.: (786) 565-8610 Email: jarevalo@ecombustible.com with a copy (which will not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street

Palo Alto, CA 94304-1115
Attn: Stanley F. Pierson, Esq.
Facsimile No.: (650) 233-4545
Telephone No.: (650) 233-4625
Email: spierson@pillsburylaw.com

If to Holder, to: the address set forth under Holder’s name on the signature page hereto, with a copy (which will not constitute notice) to, if not the party sending the notice, each of the Company and the Purchaser (and each of their copies for notices hereunder).

(h) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Purchaser, the Company and the Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(i) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j) Specific Performance. Each of Holder and the Company acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by such party, money damages will be inadequate and the Purchaser will have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder or the Company in accordance with their specific terms or were otherwise breached. Accordingly, the Purchaser shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder or the Company and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k) Expenses. Each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.

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(l) No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship among Holder, the Company and the Purchaser, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Company equity holders entering into voting agreements with the Company or the Purchaser. Holder has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in the Purchaser any direct or indirect ownership or incidence of ownership of or with respect to any Units.

(m) Further Assurances. From time to time, at another party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(n) Entire Agreement. This Agreement (together with the Merger Agreement to the extent referred to herein) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Purchaser or the Company or any of the obligations of Holder under any other agreement between Holder and either the Purchaser or the Company, respectively, or any certificate or instrument executed by Holder in favor of the Purchaser or the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Purchaser or the Company or any of the obligations of Holder under this Agreement.

(o) Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile or electronic signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

{Remainder of Page Intentionally Left Blank; Signature Page Follows}

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IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

The Purchaser:

BENESSERE CAPITAL ACQUISITION CORP.

By:	/s/ Patrick Orlando
Name:	Patrick Orlando
Title:	President and Chief Executive Officer

The Company:

ECOMBUSTIBLE ENERGY LLC

By:	/s/ Jorge Arevalo
Name:	Jorge Arevalo
Title:	Chief Executive Officer

[Signature Page to Voting Agreement]

Holder:

Name of Holder: ATA International Holdings, LLC

By:	/s/ Jorge Arevalo

Name:	Jorge Arevalo
Title:	Manager

Number and Type of Units:

48,487,800 Company Units

Address for Notice:

Address: 16990 Collins Avenue
Suite 1102
Miami, FL 33160
Facsimile No.:
Telephone No.: (786) 565-8610
Email: jarevalo@ecombustible.com

[Signature Page to Voting Agreement]

Exhibit 10.2

Execution Version

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Support Agreement”) is dated as of November 23, 2021, by and among ARC Global Investments LLC, a Delaware limited liability company (“Sponsor”), Benessere Capital Acquisition Corp., a Delaware corporation (“Purchaser”), BCAC Holdings Inc., a Delaware corporation (“Pubco”), and eCombustible Energy LLC, a Delaware limited liability company (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the shares of Purchaser Class A Common Stock, shares of Purchaser Class B Common Stock, Purchaser Warrants, and Purchaser Rights as set forth on Exhibit A attached hereto (such shares of Purchaser Common Stock, the Purchaser Warrants and Purchaser Rights, the Pubco Common Stock and Pubco Warrants issuable in exchange for such Purchaser Securities pursuant to Section 1.8 of the Merger Agreement, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted are collectively referred to herein as the “Subject Shares”);

WHEREAS, concurrently with the execution of this Sponsor Support Agreement, (i) Purchaser, (ii) Pubco, (iii) BCAC Purchaser Merger Sub Inc., a Delaware corporation (“Purchaser Merger Sub”), (iv) BCAC Company Merger Sub LLC, a Delaware limited liability company (“Company Merger Sub”), (v) BCAC Purchaser Rep LLC, a Delaware limited liability company, in the capacity as the representative for the equity holders of Pubco, (vi) the Company and (vii) Jorge Arevalo, in the capacity as the representative for the Company Security Holders, entered into that certain Agreement and Plan of Merger Agreement, dated as of the date hereof (as amended or modified from time to time, the “Merger Agreement”) pursuant to which, among other transactions, and subject to the terms and conditions set forth therein, Purchaser Merger Sub will merge with and into Purchaser (the “Purchaser Merger”), with Purchaser surviving the Purchaser Merger as a wholly owned subsidiary of Pubco, and, the Company Merger Sub will merge with and into the Company (the “Company Merger” and, together with the Purchaser Merger, the “Mergers”), with the Company surviving such Company Merger as a wholly owned subsidiary of Pubco; and

WHEREAS, as an inducement to Pubco, Purchaser and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENTS; COVENANTS

1.1 Binding Effect of Merger Agreement. Sponsor hereby acknowledges that it has had the opportunity to read the Merger Agreement and this Sponsor Support Agreement and has had the opportunity to consult with its tax and legal advisors. During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 8.1 thereof (the earlier of (a) and (b), the “Expiration Time”), Sponsor shall be bound by and comply with Sections 5.6(a)-(c) (No Solicitation by Purchaser) of the Merger Agreement (and any relevant definitions contained in such Section) as if (i) Sponsor was an original signatory to the Merger Agreement with respect to such provisions, and (ii) each reference to “Party” contained in Section 5.6(a)-(c) (No Solicitation by Purchaser) of the Merger Agreement also referred to Sponsor.

1.2 Publicity. No Sponsor may issue any press release or other public communications relating to the transactions contemplated by the Merger Agreement without the prior approval of Purchaser and the Company; provided that no Sponsor shall be required to obtain consent pursuant to this Section 1.2 to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public by Purchaser or the Company. The restriction in this Section 1.2 shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the Sponsor making the announcement shall use its commercially reasonable efforts to consult with Purchaser and the Company in advance as to its form, content and timing.

1.3 No Transfer.

(a) Prior to the Expiration Time, no Sponsor shall (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement and Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares owned by Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares owned by Sponsor, (iii) grant any proxies or powers of attorney with respect to any or all of Sponsor’s Subject Shares, or (iv) take any action with the intent to prevent, impede, interfere with or adversely affect Sponsor’s ability to perform its obligations under this Sponsor Support Agreement or (v) publicly announce any intention to effect any transaction specified in clause (i) through (iv); provided, however, that a Sponsor may make a Permitted Transfer of Subject Shares if, as a precondition to such Transfer (as defined below), the transferee also agrees to assume all of the obligations of Sponsor under, and be bound by all of the terms of, this Sponsor Support Agreement; provided, further, that any Transfer permitted under this Section 1.3 shall not relieve a Sponsor of its obligations under this Sponsor Support Agreement. Any Transfer in violation of this Section 1.3 with respect to a Sponsor’s Subject Shares shall be null and void.

(b) Sponsor agrees that prior to the Expiration Time, Sponsor shall not redeem any Subject Shares owned by Sponsor in connection with any stockholder approval of the transactions contemplated by the Merger Agreement and hereby waives any and all rights to elect or effect any Redemption arising in connection with the transactions contemplated by the Merger Agreement.

1.4 New Shares. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any equity securities of Purchaser are issued to Sponsor after the date of this Sponsor Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares owned by Sponsor or otherwise, (b) Sponsor purchases or otherwise acquires beneficial ownership of any shares of equity securities of Purchaser after the date of this Sponsor Support Agreement, or (c) Sponsor acquires the right to vote or share in the voting of any shares of any equity securities of Purchaser after the date of this Sponsor Support Agreement (such shares of Purchaser Common Stock, Purchaser Warrants or other equity securities of Purchaser, collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor shall be subject to the terms of this Sponsor Support Agreement to the same extent as if they constituted the Subject Shares owned by Sponsor as of the date hereof.

1.5 Sponsor Support Agreements.

(a) From the date hereof until the Expiration Time, Sponsor hereby unconditionally and irrevocably agrees that, at the Purchaser Special Meeting or any meeting of the stockholders of Purchaser, however called, or at any adjournment or postponement thereof, in each case, whether held in person or held in a virtual format, or in any other circumstance in which the vote, consent or other approval of the stockholders of Purchaser is sought including any action by written consent or resolution with respect to, as applicable, Sponsor shall (i) appear at each such meeting or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Shares:

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(i)	in favor of, and to adopt:

(i)	the Merger Agreement, the Ancillary Documents and the transactions contemplated therein (including the Purchaser Merger and the Extension); and

(ii)

each Purchaser Recommendation, any other proposals set forth in the Proxy Statement and any other matters to be submitted for the approval of the holders of Purchaser Securities as set forth in the Merger Agreement; and

(ii)	in opposition to:

(i)

any Acquisition Proposal and any and all other proposals (x) for an Alternative Transaction, or (y) which are in competition with or materially inconsistent with the transactions contemplated by the Merger Agreement;

(ii)

other than as contemplated by the Merger Agreement, any material change in (x) the present capitalization of the Purchaser or any amendment of the Purchaser’s Organizational Documents or (y) the Purchaser’s corporate structure or business; and

(iii)

any other action or proposal involving Purchaser that would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Merger Agreement or would reasonably be expected to result in any of the conditions to the Purchaser’s obligations under the Merger Agreement not being fulfilled.

(provided that nothing herein shall affect, restrict or in any way apply to any right that the Purchaser (whether acting through any of its governing bodies or managers or members) has to terminate the Merger Agreement in accordance with the terms thereof).

(b) Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(c) Prior to the Expiration Time, Sponsor shall not, without the consent of the Company, modify or amend any Contract between or among Sponsor or any Affiliate of Sponsor, on the one hand, and Purchaser, or any of its Subsidiaries, on the other hand.

1.6 Further Assurances. Sponsor shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by Purchaser or the Company, to effect the actions and consummate the Mergers and the other transactions contemplated by this Sponsor Support Agreement and the Merger Agreement (including the transactions contemplated therein), in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

1.7 No Inconsistent Agreement; No Voting Trusts or other Arrangements. Sponsor hereby represents and covenants that Sponsor has not entered into, and shall not enter into, any agreement, or amend or modify any existing agreement that would restrict, limit or interfere with the performance of Sponsor’s obligations hereunder. Sponsor agrees that prior to the Expiration Time, Sponsor will not, and will not permit any entity under Sponsor’s control to, deposit any of the Subject Shares in a voting trust, grant any proxies with respect to the Subject Shares, or subject any of the Subject Shares to any arrangement with respect to the voting of the Subject Shares other than as provided hereunder.

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1.8 Lock-Up.

(a) Lock-Up. Sponsor hereby agrees not to, during the period commencing from the Closing and ending on the earliest of (i) the six-months after the date of the Closing, (ii) the date on which the closing sale price of the Pubco Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period commencing at least one-hundred fifty (150) days after the Closing, and (iii) the date after the Closing on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Pubco’s stockholders having the right to exchange their equity holdings in Pubco for cash, securities or other property (the “Lock-Up”): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Subject Shares or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Transfer”).

(b) Lock-Up Exceptions. The restrictions set forth in Section 1.8(a) shall not apply to the transfer or other disposition of any or all of the Subjects Shares owned by Sponsor (each, a “Permitted Transfer”):

(i) by gift or charitable contribution;

(ii) to any Permitted Transferee (defined below); or

(iii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Subject Shares; provided, that such plan does not provide for the transfer of Subject Shares during the Lock-Up;

provided, however, that in the case of clauses (i) through (iii), such transferees must enter into a written agreement with Pubco, agreeing to be bound by these Transfer restrictions. As used in this Sponsor Support Agreement, the term “Permitted Transferee” shall mean, as to Sponsor: (1) its members or owners of similar equity interests in Sponsor upon the liquidation and dissolution of Sponsor, or (2) any affiliate of Sponsor.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Sponsor. Sponsor represents and warrants as of the date hereof to Pubco and the Company as follows:

(a) Organization; Due Authorization. Sponsor is duly organized, validly existing and, if such status is recognized under the jurisdiction of its organization, in good standing under the Laws of the jurisdiction in which it is formed, organized or constituted, and the execution, delivery of, and performance of its obligations under, this Sponsor Support Agreement and the consummation of the transactions contemplated hereby are within Sponsor’s limited liability company powers and have been duly authorized by all necessary limited liability company actions on the part of Sponsor. This Sponsor Support Agreement has been duly executed and delivered by Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Support Agreement, this Sponsor Support Agreement constitutes a legally valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with the terms hereof (subject to the Enforceability Exceptions).

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(b) Ownership. Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of Sponsor’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens or other limitations or restrictions pursuant to (i) this Sponsor Support Agreement, (ii) the Purchaser’s Organizational Documents, (iii) the Merger Agreement, (iv) the Sponsor’s Organizational Documents or (v) any applicable securities Laws. Sponsor’s Subject Shares are the only equity securities in Purchaser owned of record or beneficially by Sponsor on the date of this Sponsor Support Agreement, and none of Sponsor’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder. Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Purchaser or any equity securities convertible into, or which can be exchanged for, equity securities of Purchaser, other than any Purchaser Warrants [and Purchaser Rights] held by Sponsor as set forth on Schedule I attached hereto.

(c) No Conflicts. The execution and delivery of this Sponsor Support Agreement by Sponsor does not, and the performance by Sponsor of his, her or its obligations hereunder will not, (i) if Sponsor is not an individual, conflict with or result in a violation of the Organizational Documents of Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon Sponsor or Sponsor’s Subject Shares ), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its, his or her obligations under this Sponsor Support Agreement.

(d) Litigation. There are no Actions pending against Sponsor, or to the knowledge of Sponsor threatened against Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Sponsor Support Agreement.

(e) Brokerage Fees. Except as described on Schedule 3.17 of the Purchaser Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by Sponsor, for which Pubco, Purchaser, the Company or any of their respective Affiliates may become liable.

(f) Acknowledgment. Sponsor understands and acknowledges that each of Pubco, Purchaser and the Company is entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Sponsor Support Agreement.

ARTICLE III

MISCELLANEOUS

3.1 Termination. This Sponsor Support Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the termination of the Merger Agreement prior to the Closing in accordance with its terms, (b) the liquidation of Purchaser and (c) the written agreement of Sponsor, Pubco, Purchaser, and the Company. Upon such termination of this Sponsor Support Agreement, all obligations of the parties under this Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Support Agreement prior to such termination. This ARTICLE III shall survive the termination of this Sponsor Support Agreement.

3.2 Governing Law. This Sponsor Support Agreement, and all claims or causes of action based upon, arising out of, or related to this Sponsor Support Agreement (a “Dispute”), shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws

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to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any and all Disputes (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 3.2) shall be governed by this Section 3.2. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within the Resolution Period; provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing AAA Procedures of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Sponsor Support Agreement are in conflict, the terms of this Sponsor Support Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of Delaware. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Sponsor Support Agreement and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in Miami, Florida. The language of the arbitration shall be English. Any judgment upon any award rendered by the arbitrator may be entered in and enforced by any court of competent jurisdiction. The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in Miami, Florida to enforce any award of the arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the arbitration.

3.3 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR SUPPORT AGREEMENT AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR SUPPORT AGREEMENT.

3.4 Assignment. This Sponsor Support Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Support Agreement nor any of the rights, interests or obligations hereunder may be assigned, delegated or otherwise transferred (including by operation of law) without the prior written consent of Purchaser, Pubco, the Company and Sponsor.

3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Support Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Sponsor Support Agreement and to enforce specifically the terms and provisions of this Sponsor Support Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Sponsor Support Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

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3.6 Amendment; Waiver. This Sponsor Support Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Purchaser, Pubco, the Company and Sponsor

3.7 Severability. If any provision of this Sponsor Support Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Support Agreement will remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Sponsor Support Agreement, they shall take any actions necessary to render the remaining provisions of this Sponsor Support Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Sponsor Support Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day) (in each case in this clause (d), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to Purchaser or Pubco at or prior to the Closing, to:

Benessere Capital Acquisition Corp.
78 SW 7th Street, Suite 500
Miami, FL 33130
Attn: Patrick Orlando, Chairman and CEO
Telephone No.: (561) 467-5200
Email: porlando@benesserecapital.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
Attn: Barry I. Grossman, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

If to the Company to: eCombustible Energy LLC 16990 Collins Ave., Suite 1102 Miami, FL 33160 Attn: Jorge Arevalo, CEO Telephone No.: (786) 565-8610 Email: jarevalo@ecombustible.com with a copy (which will not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, CA 94304-1115
Attn: Stanley F. Pierson, Esq.
Facsimile No.: (650) 233-4545
Telephone No.: (650) 233-4500
Email: spierson@pillsburylaw.com

If to Pubco after the Closing, to:

eCombustible Energy Corporation
16990 Collins Ave., Suite 1102

Miami, FL 33160
Attn: Jorge Arevalo, CEO
Telephone No.: (786) 565-8610
Email: jarevalo@ecombustible.com

with a copy (which will not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, CA 94304-1115
Attn: Stanley F. Pierson, Esq.
Facsimile No.: (650) 233-4545
Telephone No.: (650) 233-4500
Email: spierson@pillsburylaw.com

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If to the Sponsor, to: ARC Global Investments LLC 78 SW 7th Street, Suite 500 Miami, FL 33130 Attn: Patrick Orlando Telephone No.: (561) 467-5200 Email: info@benespac.com with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
Attn: Barry I. Grossman, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

3.9 Counterparts. This Sponsor Support Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

3.10 No Rights of Third Parties. Nothing expressed or implied in this Sponsor Support Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Sponsor Support Agreement.

3.11 Entire Agreement. This Sponsor Support Agreement, the Merger Agreement and the agreements referenced herein and therein, including any exhibits thereto, constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

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IN WITNESS WHEREOF, the Sponsor, Purchaser, Pubco and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR:

ARC GLOBAL INVESTMENTS LLC

By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: Managing Member

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Sponsor, Purchaser, Pubco and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

PURCHASER:

BENESSERE CAPITAL ACQUISITION CORP.

By:	s/ Patrick Orlando
Name: Patrick Orlando
Title: President and Chief Executive Officer

PUBCO:

BCAC HOLDINGS INC.

By:	s/ Patrick Orlando
Name:	Patrick Orlando
Title:	President

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Sponsor, Purchaser, Pubco and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

COMPANY:

ECOMBUSTIBLE ENERGY LLC

By:	/s/ Jorge Arevalo
Name: Jorge Arevalo
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

EXHIBIT A

PURCHASER SECURITIES OWNED

Purchaser Security	Amount
Class B common stock (Founder Shares)	2,825,000
Class A Common Stock	393,750
Private Rights	393,750 (converts into 39,375 shares)
Private Warrants	295,312